

THIRTY THREE THREADS

TAVI. toesox. VOORAY. B△SE 33.

FISCAL 2022 ANNUAL REPORT



Thirty Three Threads, Inc.
1330 Park Center Drive
Vista, CA 92081

www.thirtythreethreads.com

In this Annual Report, the term "Thirty Three Threads," "the Company" or "we" or "us" or "the Issuer" refers to Thirty Three Threads, Inc.

The Company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended June 30, 2022. A copy of this report may be found on the Company's website at https://www.thirtythreethreads.com/investor-relations/

FORWARD-LOOKING STATEMENTS

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY AND ITS BUSINESS

Thirty Three Threads, Inc. ("the Company," or "we" or "us" or "the Issuer" or "Thirty Three Threads"), is a California corporation founded by Joe Patterson, our Chairman of the Board, in 2004 as ToeSox, Inc. The Company changed its name to Thirty Three Threads in 2015 to broaden its market identification when it acquired the assets of a second sock brand, TAVI (FKA Tavi Noir). In January 2018, the Company created an additional sock brand, originally targeted towards male consumers, called Base 33. In January 2022, the Company acquired the athletic bag and accessory brand, Vooray. Thirty Three Threads designs, develops, obtains production, and distributes athleisure apparel, socks, gloves, bags, and other accessories under the brands ToeSox, TAVI, Base33, and Vooray. The Company primarily sells its products to fitness studios, retailers, and distributors who sell directly or indirectly to consumers. Net revenues reached $23,369,002 and $15,004,343 for the fiscal years ended June 30, 2022 and 2021, respectively. Net income (loss) after taxes were $(1,324,396) and $(1,592,175) for the fiscal years ended June 30, 2022 and 2021, respectively.

As discussed further below, COVID-19 has had an impact on our business which resulted in adverse effects on the Company's revenue and income.

Our principal executive offices are located at 1330 Park Center Drive, Vista, California 92081. Our telephone number at that location is (760) 734-6920. We have a European subsidiary, Thirty Three Threads, AG, located at Piazza Indipendenza 3, Lugano, 6901 Switzerland. The subsidiary will distribute our products throughout the European, Middle East, and African ("EMEA") region and remit royalties to the Company. We have one 3PL warehouse facility in Tijuana, Mexico, and also have plans to open a sales, service, and accounting office in Tijuana, Mexico. Our website addresses are www.33threads.com, www.toesox.com, www.taviactive.com, www.base33.com, and www.vooray.com. Information on our websites are not a part of this Memorandum.

On November 6, 2020, the Company's board of directors passed a resolution to reincorporate the Company in Delaware, which it will complete in the Company's fiscal year of 2023 or 2024.

The Company and Its Products

The name "Thirty Three Threads" references the 33rd parallel, where San Diego is located. Our name echoes the spirit of the active lifestyle this area is so well known for. San Diego is our home, and it is here that our story and collection of specialty brands come to life. Our brands – ToeSox, TAVI, Base33, and Vooray – create products inspired by movement. Our products support each customer's activity and style from sunrise to sunset, and our values are anchored in long-lasting premium quality, innovation and creativity.

Each of the four Thirty Three Threads brands offers multiple product categories. ToeSox offers grip, sport, casual, and dance socks, as well as accessories such as gloves and leg warmers. With TAVI, we sell grip, sport, and casual socks, as well as a line of women's apparel. Base 33 is our men's line of grip and sport socks and gloves. Vooray offers a wide variety of gym, sport, studio, leisure, and travel bags for both men and women that are geared towards a fashion forward consumer that wants a high-quality bag with innovative designs.

Our apparel is marketed as premium performance wear for the women's athleisure market. Our sock products are marketed not only as equipment for barefoot fitness, but also as premium fashion and lifestyle products. When consumers use a Thirty Three Threads product, they're not just participating in the Thirty Three Threads lifestyle, they are treating themselves to a premium fashion product with the highest standards of quality and workmanship.

Joe Patterson, who serves as Chairman of the company's board of directors, founded Thirty Three Threads in August of 2004. Joe has deep experience developing new and innovative technical sock products. These include numerous products that have both utility and design patents, placing Thirty Three Threads in the sock, athleisure, and apparel markets with defensible intellectual property. In 2013, Barry Buchholtz joined the company as a Board Member and President to accelerate the overall growth of the company. In December of 2021, the Company's board of directors voted Mr. Buchholtz to the position of Chief Executive Officer.

In 2019, the company launched its line of TAVI activewear apparel allowing it to utilize its extensive distribution network and brand recognition to enter the apparel market. Our efforts to enter the apparel market have been successful with nearly 20% of our revenue coming from the apparel product line during fiscal 2022.

In 2022, we acquired Vooray in order to expand our offering of fitness accessories to our customers and also enter the gym bag market. Vooray specializes in creating premium athletic bags for the fitness minded consumer.

Through the combination of ToeSox, TAVI, Base33, and Vooray, Thirty Three Threads has created a multi brand and multi product supplier to the fitness, health and wellness markets, offering a complete athleisure solution with premium products and designs. This has allowed us to expand our distribution in studios, gyms, department stores, sporting goods, and increase it's revenue generated by direct ecommerce sales.

Our Products and Innovation

Our products are designed not only for fitness use, but as daily lifestyle products. They transition easily from a studio session or a trail run to day-to-day life. We keep innovative design and quality top-of-mind, and produce premium products that feature unique fabrics, designs, and colors. All our products deliver the highest quality, fit, and performance. We know that product details play an extremely important role in consumer buying decisions, so we pay considerable attention to even the smallest of details throughout the development process. This attention to detail and our innovative fabrication techniques differentiate our products from our competitors. We believe the significant experience of our design and development teams greatly enhances our ability to capture market share and maintain consumer loyalty.

When it comes to brand and product input, we place high value on the feedback and ideas that come from our own customers, ambassadors, and influencers who are involved in Pilates, barre, yoga, and other athletic pursuits. Our connection with these

markets continues to be the inspiration for our product and brands and plays a big role in our reputation for distinct and authentic marketing and products.

We sell to distributors and retailers at price points ranging from $12 to $150, which puts our products at a [mid-range] price in our market.

The following outlines our current product offerings:

ToeSox

- Grip socks
- Sport socks
- Leg Warmers
- Grip Gloves

TAVI

- Grip socks
- Sport socks
- Casual socks
- Grip Gloves
- Women's activewear apparel

Base33

- Grip socks
- Grip gloves
- Sport socks

Vooray

- Gym bags
- Duffel bags
- Weekender bags
- Tote bags
- Belt bags
- Fanny packs
- Backpacks
- Yoga mat bags

Employees

Thirty Three Threads, including its Swiss subsidiary, currently has 47 full-time employees. We have 12 contractors that work exclusively for us in China as our Quality Control ("QC"), development, and logistics team. In Mexico, we have 5 full-time contractors who work through an independent employment agency, and approximately 20 contractors that work exclusively for us in our warehouse through a third party warehouse provider.

Intellectual Property

Thirty Three Threads boasts a defensible and robust intellectual property portfolio which includes 88 active trademarks (71 registered and 17 pending) in 29 countries and 50 active patents (50 issued and 0 pending) in 14 countries. We believe the Company's intellectual property make it difficult for our competitors to sell comparable sock products, giving Thirty Three Threads a competitive advantage by creating significant barriers to entry. Historically, Thirty Three Threads has vigorously defended its intellectual property, and we believe we have been able to keep other companies from selling competitive sock products.

Litigation

Thirty Three Threads is not currently involved in any litigation that management believes is material to its business.

Manufacturing and Quality Assurance

We currently require minimal investment in machinery or property because we have created alliances with independent manufacturers of raw material and finished goods that are located in China. These long-standing relationships enable us to maintain low product development and production costs and capitalize on a shorter product-to-market cycle. We maintain a staff of Quality Assurance and Quality Control technicians on-site every day at each factory in our effort to ensure the highest level of quality in all of our products. In addition to our on-site quality control staff, our vendor agreements require our vendors to comply with manufacturing and quality assurance standards and provide warranties for any products that do not meet such standards.

Due to continued supply chain issues, including periodic COVID related factory closures, port congestion, and other related issues, we have experienced some delays in our supply chain. Additionally, we have experienced some raw material shortages, primarily with organic cotton. We are working on various methods of mitigating the risks associated with these supply chain delays, however these delays may impact our revenue and net income in future periods.

The Company's Corporate and Distribution Facilities

Our corporate headquarters is approximately 16,000 square feet and is located in Vista, California. Our distribution center is in Tijuana, Mexico, using a third-party logistics company. We also lease office space in Haining, China. Additionally, the Company has plans to open a sales, service, and accounting office in Tijuana, Mexico.

Distribution to Franchisors and Wholesalers

Thirty Three Threads distributes its products through various channels both domestically and internationally that resell our products to our target consumers. We believe our products have very wide distribution opportunities including fitness boutiques, department stores, on-line retailers, natural grocery, footwear specialty, and sporting goods, as well as others. As of June 30, 2022, Thirty Three Threads products were sold in approximately 8,000 locations, in approximately 64 countries and territories worldwide. The Company has developed exclusive sock distribution agreements with several large chains in the studio fitness market in over 2,300 locations in the United States. Management believes Thirty Three Threads is the only company that has exclusive distribution agreements with these accounts. Because of its distinctive boutique studio distribution channel, the Company has been able to respond quickly to changing buying patterns as more consumers shift away from traditional brick and mortar locations (i.e., malls) to apparel boutique and fitness boutique type retail shops. For more information, please see "Business Strategy – Sales and Distribution," below.

Costs of importing goods and distribution to our customers has risen substantially due to increases primarily in freight costs. We are working on methods to mitigate these costs but these costs may impact our net income in future periods.

Sales and Distribution

Our distribution strategy is based on our belief that the integrity and success of our brand is dependent on responsible growth, capturing the interest of our target consumer, and ease of purchase within our distribution network. We distribute our products through various channels both domestically and internationally that resell our products to our target consumers. We believe our products have very wide distribution opportunities including fitness boutiques, gyms, department stores, on-line retailers, fashion/lifestyle boutiques, footwear specialty, sporting goods, resorts, cruise lines, natural grocery, footwear specialty, and sporting goods, to name a few. Additionally, we intend to expand our ecommerce sales through Amazon and our direct-to-consumer web sites.

We request that our retailers maintain specific standards of brand representation at the point of sale, including minimum inventory levels and point of purchase branding

Our distributors must comply with distribution contracts outlining the terms and conditions of the distribution, resale, and marketing of our products. Distributors also must agree not to resell or divert products through unauthorized channels of distribution or outside of their geographic distribution area.

We understand that our retail partners represent the link between our brand and the consumer; therefore, we have and will continue to focus on building relationships with these retailers, their retail sales staff, and our distributors. Our retail marketing and sales support teams will ensure that our sales representatives and retail partners have the tools, knowledge, and support to sell our products. We provide displays, point of purchase materials, sampling, in-store promotions, and other sales support materials that assist in both selling products and building relationships with our retail partners.

We believe that while COVID-19 has impacted the boutique fitness studios during the last several years, we believe that the long-term viability of this market remains strong as consumers search for new exercise regimens, smaller boutique fitness studios, and smaller boutique shopping experiences.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

This table shows the principal people on our team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Team:			
Barry Buchholtz	Chief Executive Officer*	December 2021	
Kaila Harter	Vice President and General Counsel, Secretary	October 2021	
Matt Weaber	Vice President of Sales	January 2016	
Valerie Hudson	Vice President of Product	February 2019	
John Asbury	Director of Finance	July 2022	
Directors:			
Joe Patterson	Chairman	January 2004	
Barry Buchholtz	Director	January 2012	
DeeDee Wilson	Audit Chair	November 2020	
Kurt Hanson	Compensation Chair	September 2022	

* Barry Buchholtz joined the Company in January 2012 as the President and Secretary, in December 2021 he assumed the role of Chief Executive Officer. Kaila Harter was voted as the Company's Secretary by the Board of Directors in September 2022.

Board of Directors

Joe Patterson, Chairman of the Board

In 2004, Joe and his wife, Christina, founded the Company in their garage and began to develop the ToeSox brand, its product and essentially created the fitness grip-sock industry. Joe led the Company as CEO until November 2019, during which time the Company became one of the leaders in the grip sock industry with numerous patents and technologies that he personally developed. Joe currently provides company oversight as Chairman of the Board. Joe started his career as a sales rep for GAF, the largest manufacturer of Roofing technology in the US with over $3 Billion in annual revenue. Joe held the position of Regional Sales Manager for 7 years. Joe received his Bachelor of Sciences degree in Biology from San Diego State University in 1994.

DeeDee Wilson, Director and Chair of Audit Committee

DeeDee Wilson started her career as a CPA with Price Waterhouse. DeeDee then joined The Coca-Cola Company before being recruited to Nike. During her 13 years there, she served in various roles, including Head of Internal Auditor, head of Global Financial Planning and VP/CFO of Nike's two largest divisions (EMEA and USA). DeeDee was a charter member of Nike's Women's Leadership Council, where she started a program for emerging female executives. After being named one of CFO magazine's "Top 25 women CFOs to Watch in 2008," DeeDee left Nike to become CFO of private-equity backed, fashion retailer, Aritzia. She then completed several assignments in senior finance roles at multinational consumer goods companies before focusing her attention in the nonprofit space, where she is currently EVP, Finance & Administration and CFO at InterVarsity Christian Fellowship/USA. In that role she has served as a member of the executive leadership team, responsible for driving execution of strategic and annual goals of $120M nonprofit since January 2, 2017. Additionally, she is an investor and board advisor in two start-up socially responsible enterprises and has held several nonprofit board seats.

Kurt Hanson, Director and Chair of Compensation Committee

Kurt Hanson is a creative business consultant with executive management, business development, leisure services and financial industry experience. A bilingual expert in consulting for businesses forming partnerships with Japanese and American corporations and individuals. Successful and experienced COO and Advisor in the wealth management, financial services and insurance industries. Kurt has been the managing Director of Black Oak Capital since January of 2022. Prior to that, Kurt was Director Of Business Development for Cornerstone Wealth Management. Additionally, Kurt has been an Adjunct Professor at University of Nevada, Las Vegas, for the past three years

Executive Officers/Directors

Barry Buchholtz, CEO and Director

Barry Buchholtz was Director of Operations at Kaypro Corp, the 4th largest computer manufacturer in the world, during the late 1980's. Barry managed the restructuring of manufacturing, oversaw operations as well as the European subsidiary in Mastricht, Germany. He then became Chief Operations Officer for Professional Technologies, a Los Angeles based PC manufacturer with over $100 million in annual revenue. In 1992, Barry joined Wisconsin-based Vision Technologies, LLC, a division of BTC, a public company listed on the Taiwan exchange, as its Chief Operations Officer. In 1997, Barry moved back to California and joined Spy Optic, Inc. as its President and later the CEO. Spy was a leader in the eyewear industry and went public on the Nasdaq exchange in 2004. In 2008, Barry joined Chrome Hearts Eyewear, the global leader in luxury eyewear, as its General Manager for its European operations. In 2011 Barry moved back to the US and later joined ToeSox Inc. in 2012, and served as its President and CFO, and currently serves as its Chief Executive Officer. Barry has an employment agreement with the Company with both base salary and bonus based on achieving revenue and earning targets. If Barry is terminated without cause, then the Company must repurchase his Shares in the Company.

Kaila Harter, Vice President and General Counsel and Secretary

Kaila Harter is a California licensed attorney with experience in mergers and acquisitions, business disputes, antitrust regulations, and intellectual property. Kaila joined Thirty Three Threads in 2021 as Vice President and General Counsel. Kaila handles all general legal matters for the Company, oversees and drives the acquisitions and integrations, and works with investors and potential business partners on capital raises and investment opportunities. Prior to joining Thirty Three Threads, Kaila worked as an associate attorney at the large, multinational law firms of Morrison & Foerster (November 2018 – May 2021) and Davis Wright Tremaine (May 2021 – November 2021), and worked as an integral part of the T-Mobile and Sprint merger as well as serving as litigation counsel on a range of commercial and intellectual property disputes. Kaila also served as a judicial extern to the Honorable Cynthia Bashant, U.S. District Court for the Southern District of California, and graduated Marine Corps Officer Candidate School. Kaila earned a bachelor's degree, *magna cum laude*, in Political Science from the University of California, San Diego, and earned a Juris Doctorate degree from UCLA School of Law. Kaila has an employment agreement with the Company with both base salary and bonus based on achieving revenue, earnings, and acquisition targets.

Matt Weaber, Vice President of Sales

Matt Weaber joined Thirty Three Threads in 2016 and is currently the Vice President of Sales. Matt works closely with the CEO to drive domestic sales, and optimize wholesale distribution and expansion into adjacent markets. Matt was the Global Director of Sales at prAna, when the company's global wholesale business grew from $3M to greater than $85M. During this time, Matt also consulted with brands in industries including outdoor, sporting goods, active apparel, and home goods. This work was primarily focused on sales strategy, organizational go-to-market plans, team structure, online strategy, and omni-channel optimization. Matt has also acted as an advisor to buying groups such as Grassroots Outdoor Alliance. Matt earned a bachelor's degree in Business Management in 2001. Matt has an at will employment agreement with the Company with both base salary and bonus based on achieving revenue targets.

Valerie Hudson, Vice President of Product

Valerie is a preeminent merchandising expert with 20+ years of experience and has held leadership roles at globally-recognized brands such as Lululemon, Nike, and Oakley. With a demonstrated track record of growing category businesses, she has taken multiple collections from the idea stage through to successful international launches. Her specialties include merchandising, allocation, planning, buying, strategic growth, and product development. She is passionate about bringing teams together and identifying new opportunities within the market. Prior to joining Thirty Three Threads in 2019 as Vice President of Product, Valerie was the VP of Product & Merchandising for Pure Barre. Valerie temporarily left Thirty Three Threads in Febuary 2021 to work at Apparel Help Desk as President until March 2022 when Valerie resumed her role at Thirty Three Threads in March 2022. Valerie holds an MBA from Loyola University with a double concentration in International Marketing & Finance. Valerie is an at will employee with the Company with both base salary and bonus based on achieving revenue and product specific targets.

John Asbury, Director of Finance

John has over 35 years of experience working in accounting and finance across multiple industries. Prior to joining Thirty Three Threads, John worked as the controller from 2021 - 22 at Blue Link Wireless, a start-up AT&T Retailer, where he successfully managed the company's finances and implemented Blue Link's ERP system from ground zero and taking the company from 0 stores to 231 stores across the United States. In addition, John was the CFO/Controller at Underwater Kinetics in 2020 - 21 where he managed the company's finances throughout the COVID-19 pandemic. John was also an accounting manager at WIS International from 2017 - 20 and opened Hollywood Casino in Jamul in 2016. Prior to that, John was the Controller and acting CFO at Sandel Avionics from 2007 to 2016. John is an at will employee with bonus based on achieving revenue department goals and Company revenue targets.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On January 1, 2020, Joe Patterson, our founder and Chairman of the Board, entered into a loan agreement with the Company in the amount of $201,040. The loan carries an interest rate of 5.0% per annum. The full balance due December 31, 2022. The balance of the loan as of June 30, 2022 is $113,826. See Note 7 to the Financial Statements.

On January 1, 2020, Franklin Slade Holdings entered into a loan agreement with the Company in the amount of $50,260. The loan carries an interest rate of 5.0% per annum. The full balance due December 31, 2022. The balance of the loan as of June 30, 2022 is $32,506. See Note 7 to the Financial Statements. Barry Buchholtz, the Company's CEO and Director, is a Principal of Franklin Slade Holdings.

In connection with Mr. Buchholtz's employment agreement, the Company sold Mr. Buchholtz a 20% interest in the Company, through the sale of 25 shares (on a pre-split basis) of common stock at a price of $12,496 per share or $312,400 total. The sale was funded by the proceeds of a Secured Promissory Note under which Mr. Buchholtz borrowed from the Company to pay the purchase price for his shares, $312,400, at 0.95% compounded annually with a maturity date of January 1, 2085. In December of 2016, an additional 345,000 shares of common stock were sold to Mr. Buchholtz at $0.5294 per share (on a post-split basis) for a total of $182,643. This amount was added to the Secured Promissory Note for a total amount due of $412,811 as of June 30, 2022. The Note is secured by the shares of common stock purchased under the agreement and Mr. Buchholtz makes a monthly payment of $500 until paid in full. See also Note 12 to the Financial Statements.

We have a secured promissory note with Black Oak Capital with a maximum loan amount of $1,750,000 that is secured by a second priority interest. For details, see "Indebtedness." As of June 30, 2022, the balance of this loan was $1,750,000.

We have a secured promissory note with Finance Group Corporation that has a shared second priority interest with Black Oak Capital by an Intercreditor Agreement. Finance Group Corporation is owned by several of the members of senior management of the Company. For details, see "Indebtedness." As of June 30, 2022, the balance of this loan was $628,549.

RISK FACTORS

The SEC requires Thirty Three Threads to identify risks that are specific to its business and its financial condition. Thirty Three Threads is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, micro-cap companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Projections: Forward Looking Information.

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Our financial statements were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. For the twelve months ending 06/30/2022, we had a net loss after taxes of $1,324,296 compared to $1,592,175 for the twelve months ending 06/30/2021. We used cash of $1,417,913 and $1,734,410 in operating activities for the year ended June 30, 2022 and June 30, 2021, respectively. Our current cash position may not be sufficient for our daily operations, although management expects additional funding through private investors and cash resources available through existing shareholders to contribute to our capital needs. We also have a line of credit that allows the Company to borrow up to $4,000,000. Our balance under this line of credit was $1,844,804 as of June 30, 2022. Our ability to continue as a going concern depends on our ability to implement our business plan, generate sufficient revenue, and our ability to raise additional funds through public and/or private offerings.

All of our assets are pledged as collateral to our lenders.

We have a credit facility with Celtic Bank with a maximum loan amount of $4,000,000 that is secured by substantially all of the assets of the Company. As of June 30, 2022, the balance of this loan was $1,844,804 and we are in compliance with the covenants. See Note 6 to the Financial Statements. Additionally, we have a secured promissory note with Black Oak Capital with a maximum loan amount of $1,750,000 that is secured by a second priority interest. For details, see "Indebtedness." As of June 30, 2022, the balance of this loan was $1,750,000. Additionally, we have a secured promissory note with Finance Group Corporation that is secured by a third priority interest. Finance Group Corporation is owned by several of the members of senior management of the Company. For details, see "Indebtedness." As of June 30, 2022, the balance of this loan was $ 628,549. This means that if the Company were to cease operations and be liquidated for any reason, Celtic Bank would be paid first. Once the Company's debt to Celtic Bank is satisfied, then Black Oak Capital and Finance Group Corporation would be paid before any other debtors or the Company's stockholders would receive anything. As of June 30, 2022, the Company is also liable for a $113,826 loan from Joe Patterson and $32,506 from Franklin Slade Holdings, LLC. The Company also has a secured promissory note with Lloyd & Leo, Inc. (FKA Vooray International, Inc.) for $3,246,801, as of June 30, 2022, for the purchase of select assets of Vooray International, Inc. For details, see "Indebtedness." In response to COVID-19, the Company received an Emergency Injury Disaster Loan from the Small Business Administration (the "SBA") through Comerica Bank in the amount of $146,798. These loans would also be paid from the Company's assets in the event the Company ceases operations and is liquidated for any reason and before the stockholders would receive anything.

We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows.

As of June 30, 2022, we had $7,763,284 of outstanding indebtedness to Celtic Bank, Black Oak, SBA, Finance Group Corporation, Joe Patterson, Franklin Slade Holdings, and Lloyd & Leo, Inc. as listed above (see above). Our debt level could limit our ability to obtain additional financing and could have other important negative consequences, including:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and accelerations of such indebtedness;
- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;
- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;
- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;
- place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and
- limit our ability to react to competitive pressures or make it difficult for us to carry our capital spending that is necessary or important to our growth strategy.

For a complete description of our debt, see "Indebtedness," below. We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In addition, the recent worldwide economic slowdown makes it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due. Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations. Additionally, if we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Due to COVID-19, for the years ending June 30, 2022, 2021, and 2020 we experienced a net operating loss and cannot assure you that we will achieve or maintain profitable operations.

We have incurred net losses for the fiscal year ending June 30, 2022. We cannot assure you that we will achieve sustainable operating profits or even be able to service our debt or refinance our obligations as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our Common Stock to decline, resulting in a significant or complete loss of your investment.

We have eleven distribution and customer agreements that represented 72% of our gross revenues in fiscal 2022; our prospects could be negatively impacted if our sales to our largest customers should decrease.

Eleven distribution and customer agreements constitute approximately 72% of our total revenue. These agreements have a minimum term of two years and consist of both international distribution and domestic franchise accounts, in which the agreements allow us to sell our products to the franchisees of various fitness chains. We are in the process of renewing one of

these agreements. The loss of, or any decrease in sales, under these agreements would have a negative impact on our operating results and financial condition.

We have a concentration of customers to whom we extend credit which may place the Company at risk if one or all of those customers' financial condition deteriorates.

As part of its day to day operations, the Company provides credit in the normal course of business to customers in both the United States and other countries. Extending credit to customers entails certain risks to the Company such that if the financial condition or operations of these customers deteriorates, the risk of selling to those customers may increase. At June 30, 2022, the Company had three customers that accounted for 43% of gross accounts receivables while at June 30, 2021, the Company had three customers accounting for 36% of gross accounts receivable.

We have a concentration of vendors from whom we purchase product, which may place the Company at risk if one or all of those vendor's financial or other condition deteriorates.

The Company has three vendors that accounted for 62% of inventory purchases at June 30, 2022. The Company also had three vendors that accounted for 37% of accounts payable at June 30, 2022. See Note 13 to the Financial Statements.

Any downturn in general economic conditions in the United States or abroad could harm our business.

Our business may be subject to increased costs due to excess inventories and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products.

Our industry is subject to significant pricing pressure caused by many factors, including intense competition and a highly promotional environment, fragmentation in the retail industry, pressure from retailers to reduce the costs of products, and changes in consumer spending patterns. If we misjudge the market for our products or demand for our products are impacted by other factors, such as inflationary pressures, political instability or the ongoing COVID-19 pandemic, we may be faced with significant excess inventories for some products and missed opportunities for other products. We have in the past been, and may in the future be, forced to rely on donation, markdowns, promotional sales or other write-offs, to dispose of excess, slow-moving inventory, which may negatively impact our gross margin, overall profitability and efficacy of our brands.

Increases in our costs, such as raw materials, labor or freight could negatively impact our gross margin. Our costs for raw materials are affected by, among other things, weather, customer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus customer countries and other factors that are generally unpredictable and beyond our control. Any of these factors may be exacerbated by global climate change. In addition, ongoing impacts of the pandemic, political instability, trade relations, sanctions, price inflationary pressure, or other geopolitical or economic conditions could cause raw material costs to increase and have an adverse effect on our future margins. Labor costs at many of our manufacturers have been increasing significantly and, as the middle class in developing countries continues to grow, it is unlikely that such cost pressure will abate. Furthermore, the cost of transportation has fluctuated and may continue to fluctuate significantly if oil prices continue to rise. We have also experienced increased freight and other logistics costs, including increased carrier rates for ocean and air shipments, in addition, the supply chain disruptions have caused us to increase our use of air freight with greater frequency than in the past. We may not be able to offset such increases in raw materials, labor or transportation costs through pricing measures or other means.

The success of our business depends on our ability to retain the value of our brands and to respond to changing fashion and retail trends in a timely manner.

The shift towards digital engagement has become increasingly important, with increased use of social media platforms by our brand representatives, influencers and our employees. Actions taken by our partners on social media that do not show our brands in a manner consistent with our desired image or that are damaging to such partner's reputation, whether or not through our brand social media platforms, could harm our brand reputation and materially impact our business.

Our success also depends in part on our and our executive leadership team's ability to execute on our plans and strategies. Even if our products, marketing campaigns and retail environments do meet changing customer preferences and/or stay ahead of changing fashion trends, our brand image could become tarnished or undesirable in the minds of our customers or target markets, which could materially adversely impact our business, financial condition, and results of operations.

We may be unable to successfully implement our strategic plans and growth initiatives, and we may have difficulty managing any growth that we might experience.

We cannot predict our ability to implement or the success that will be generated by the implementation of strategic plans and growth initiatives. We will require significant capital investment and management attention, which may result in the diversion of these resources from our core business and other business issues and opportunities. Additionally, any new initiative is subject to certain risks, including customer acceptance, competition, product differentiation, design and quality. If we experience growth in our operations, it will place a significant strain on our management and operations, including that our operational and financial systems, procedures and controls may need to be expanded and we may need to train and manage an increasing number of employees. The process of expanding our infrastructure will distract our management team from our business plan and involve increased expenses. Our future success will depend substantially on the ability of our management team to manage any growth effectively. Such challenges may include: maintaining our cost structure at an appropriate level based on the net sales we generate; implementing and improving our operational and financial systems, procedures and controls; managing operations in multiple locations and multiple time zones; and distributing our products in a timely manner.

Increases in our revenues do not guarantee increases in profitability.

We believe that the Company will continue to see increases in its gross revenues. However, increases in revenues generally require additional expenditures to produce additional product and therefore an increase in revenues does not always mean that net profits increase. If we are unable to control our expenses while we expand our business, our profitability could be negatively impacted.

Fluctuations in foreign currency exchange rates may adversely affect our operating results.

We may be exposed to foreign currency exchange rate risk with respect to our cost of goods, sales, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar. Our products are produced outside of the United States, and while our purchase orders are issued in U.S. dollars and payment is made is U.S. dollars, if the U.S. dollar becomes stronger against other currencies it could affect our cost of goods or selling prices to foreign customers. Current fluctuations in foreign currency against the U.S. dollar can affect the success of our international distributors and the economic conditions in the countries outside of the United States that we sell our products in. As a result, our earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

Our investors' ownership interest in the Company will be diluted or impaired when we sell additional Common Stock, issue equity to our employees under our Stock Incentive Plans, or convert our Series A Preferred Stock into Common Stock.

The Board of Directors can authorize the Company to sell additional equity interests in the Company to third parties in order to raise additional capital. Management believes that the Company will have future capital needs and will issue additional shares of Common Stock in the future. Depending on our need for capital, such additional equity interests might be sold for a price less than the price for Common Stock in our past offerings. The Company also has 2018 and 2019 Stock Incentive Plans (the "Stock Incentive Plans") under which stock options have been and will continue to be awarded to employees, directors, and officers. For details regarding the Stock Incentive Plans, see "Security Ownership of Management and Certain Securityholders". Additionally, we have an outstanding Senior Subordinated Credit Agreement which may convert into 310,559 shares of Series A Preferred Stock. Additionally, the Company has sold 931,677 shares of Series A Preferred Stock

in a private placement. The Company converted $1,000,000 of Senior Subordinated Debt from Black Oak Capital into Series A Preferred Stock, resulting in 621,118 additional shares. The conversion of the Series A Preferred Stock into our Common Stock would result in a maximum of 1,552,795 shares of our Common Stock.

Holders of our Series A Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company.

Holders of our outstanding Series A Preferred Stock have a liquidation preference over holders of our Common Stock. If a liquidation event, including a sale of our Company, occurs, the holders of our Series A Preferred Stock would receive between a 1.67X and 1.80X liquidation preference, which could result in up to $4,305,000 of proceeds being distributed to Series A holders before any payments may be made to holders of our Common Stock. Once the liquidation preference has been paid, any remaining available amounts would be paid to holders of our Series A Preferred Stock and Common Stock on a pro rata basis. For purposes of pro rata payments, the Series A Preferred Stock would be treated as if converted to our shares of Common Stock. See "Description of Capital Stock" and "Indebtedness."

The Company does not anticipate paying dividends.

The Company does not anticipate that it will be declaring dividends for the foreseeable future; therefore, the only method in which you may be able to recoup your investment would be the sale of the Company, the private sale of your shares of Common Stock, or a potential redemption of your shares of Common Stock.

Our prospects could be negatively impacted if our sales are concentrated in any one product or category of products.

If any one product or category of products were to represent a substantial portion of our net sales, we could be exposed to risk should consumer demand for such product or category of products decrease in subsequent periods. Although we currently offer a broad range of sock products, our grip products represent nearly 75% of our overall sales. Fluctuations in sales of any given product that represents a significant portion of our future net sales could have a negative impact on our operating results.

Our business could be harmed if we keep too much or too little inventory.

We place orders with our independent manufacturers for our products prior to our receipt of customer orders. This minimizes our purchasing costs, the time in which we can fill customer orders and the risk of non-delivery. We also maintain an inventory of products that we anticipate will be in greater demand. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require when we need those products, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships, and diminish brand loyalty. At 06/30/2022, the Company had approximately $1,300,000 of end of life inventory that will be sold at reduced margins.

Our Directors and Officers control our Company.

Mr. Patterson and Mr. Buchholtz own in excess of 72%, on a fully diluted basis, of the Company's Common Stock, which constitutes a controlling block in the Company. Moreover, Mr. Patterson and Mr. Buchholtz have entered into a voting agreement under which they both agree to vote all of their shares of Common Stock to elect each other to the board of directors every year. As a result, investors will not have a right to participate in or influence the management of the Company except as required by California law. Additionally, in November 2020, the Company added two new directors to its board, expanding it to fix seats. Pursuant to the Company's financing arrangement with those shareholders holding a Series A Preferred Stock, the shareholder with the majority of the Series A Preferred Stock has the right to appoint a member to a board seat will be able to appoint one director to sit on the Company's board. Moreover, the Company entered into a voting

agreement with Black Oak Capital that entitles it to vote its Preferred Stock on an as-converted basis when voting to elect the other three directors to the board. Under the Investors' Rights Agreement, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company. Black Oak Capital also has preemptive rights, a right of first refusal and co-sale rights. For more detail, see Description of Capital Stock." The directors and management will have the exclusive right to manage the day-to-day operations of the Company and to make virtually all decisions without the need to obtain approval of the holders of the Company's Common Stock. This concentration of ownership and voting power could have the effect of delaying or preventing, and may discourage attempts to bring about, a change in control of the Company or the removal of existing management. You should not purchase the Company's Common Stock unless you are willing to entrust to the directors sential management of the Company.

If we are unable to develop and maintain the popularity of our brands there may not be sufficient demand for our products.

The sock, athleisure, and apparel markets are subject to constantly changing consumer preferences based on trends. Our success is largely dependent on the continued strength of our ToeSox, TAVI, Base33, and Vooray brands and our ability to continue to introduce new and innovative branding concepts and products that are accepted by consumers in our target market. In addition, we must anticipate the rapidly changing trends and consumer demands and provide products that appeal to their preferences in a timely manner while preserving our brand. Achieving market acceptance for new products may also require substantial marketing and product development efforts and expenditures to create consumer demand. Decisions with respect to products need to be made several months in advance of the time when consumer acceptance can be determined. We attempt to minimize the risk of changing trends and product acceptance through constant interaction with consumers in our target markets; but trends can shift away from our products, or if we may misjudge the markets for our products. If so, our net sales may be adversely affected and we may be faced with excess inventories, lower gross margins due to the necessity of providing discounts to retailers and impairment of our brand name and brand image.

We may not be able to compete effectively, which may cause our internet sales and market share to decline.

The sock, athleisure, and apparel markets in which we compete are intensely competitive. Competitive factors that affect our market position within these markets include the design of our products, trade and consumer promotions, rapid and effective development of new, unique products, attractive and different packaging, product performance, various marketing strategies, and the strength and authenticity of our brands. Our products compete with other apparel, grip socks, casual socks, sport socks, dance socks, and general active wear accessories. In many cases, our products compete with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known brands. Some of our competitors have significantly greater financial resources, have more comprehensive lines of product offerings, have greater brand recognition and spend substantially more on product marketing than we do. More importantly, the purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as marketing programs, product design and brand image; therefore, we could face competition from larger or smaller competitors that introduce and promote products which are perceived by consumers to offer lifestyle or performance advantages over our products. Even if we are successful in remaining innovative in our product design, marketing, and performance, maintaining high-quality standards and strengthening our methods of distribution, brand image and loyalty and customer service, we may experience a loss of market share and decreased net sales. We may encounter difficulties in maintaining or growing our revenues or our market share due to fierce competition in our markets. If our revenues decline, our business, financial condition and results of operations would likely be adversely affected.

If our marketing efforts are not effective, our brands may not achieve the broad recognition necessary to our future success.

We believe that broader recognition and favorable perception of our target audience, which is generally a female consumer between the age of 24 and 50, is essential to our future success. Accordingly, we intend to incur significant expense by continuing an aggressive brand-enhancement strategy through a variety of marketing techniques, including digital marketing, ambassador/athlete sponsorship, social media marketing, virtual and in-person events, point of purchase advertising, internet and print media advertising, collaborations with other like-minded brands, and fostering an authentic Company culture. If our brand enhancement strategy is unsuccessful, these significant expenses may never be recovered, and we may lack the resources to increase future sales. We believe that successful positioning of our brand will largely depend on:

- the success of our marketing and promotional efforts;
- preservation of the authenticity of the brands and perception of these brands by our target consumer; and
- our ability to continue to provide innovative, stylish and high-quality products to our customers.

Any failure by us to maintain ongoing sales through our customer base could harm our business.

A majority of our product sales are wholesale sales to dealers and distributors who sell our products to our global consumer base. Many of these dealers and distributors are not obligated to continue selling our products, and they may stop buying our products at any time without notice. Our ability to increase our net sales in the future will depend in large part on our success in developing and maintaining relationships with our dealers and distributors. If we do not maintain or expand these relationships successfully or secure agreements with additional distributors on commercially reasonable terms could harm our business and results of operations. We are also dependent on the sales and marketing efforts of our dealers and distributors which we do not control.

We rely on distributors for international sales and must maintain good relationships with our existing distributors and/or secure new distributors.

The sales and marketing efforts of our international distributors are important for our success in the foreign markets assigned to each distributor. If our distributors prove to be ineffective and/or if we fail to attract additional distributors, and/or our distributors do not market, promote and distribute our products effectively, our business, financial condition and results of operations could be adversely affected.

If we are unable to maintain brand image or product quality, or if we encounter product recalls, our business may suffer.

Our success depends on our ability to build and maintain brand image for our existing products, new products and brand extensions. We have no assurance that our advertising, marketing and promotional programs will have the desired impact on our products' brand image and on consumer preference and demand. Product quality, consumer complaints, even if false or unfounded, could tarnish the image of the affected brands and may cause consumers to choose other products. We may be required from time to time to recall products entirely. Product recalls could adversely affect our profitability and our brand image. We do not maintain recall insurance. In the event we were to experience product liability claims or a product recall, our financial condition and business operations could be materially adversely affected.

We have an office in China.

We maintain an office in China with twelve contract workers that provide development, production planning, quality control, and logistics services. These contractors are paid through a third-party trading company. If for any reason we are not able to retain the services of these individuals it may impact our ability to develop, manufacture, and ship goods. If any of these should occur, it may impact our operating results.

China has been subject to periodic lockdowns due to COVID-19, these lockdowns may impact our suppliers' ability to deliver product in a timely manner or our QC staff's ability to inspect product during production.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the fitness industry. Seasonality may adversely affect our business and cause our results of operations to fluctuate or differ from our forecasts. We believe that comparisons of our operating results between different quarters within a single fiscal year are not meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Any interruption or termination of our relationships with our manufacturers could harm our business, including the impact of post-COVID-19 economy, and the imposition of tariffs by the United States government on Chinese goods.

All of our products are manufactured by independent manufacturers located in China. We do not have long-term agreements with any of our independent manufacturers. Some of the challenges we may experience with our manufacturers include insufficient production capacity, errors in making products to our specifications, inability to obtain sufficient raw materials, poor quality control, failure to meet production deadlines, increases in manufacturing costs and failures to properly use our intellectual property. If our relationship with any of our independent manufacturers is interrupted or terminated, whether by us or by them, we would need to locate alternative manufacturing sources. Establishing new manufacturing relationships involves numerous uncertainties, and we may not be able to obtain alternative manufacturing sources on a timely basis or on satisfactory terms. If we were required to replace any of our major manufacturers, we would likely experience increased costs, substantial disruptions in the manufacture and shipment of our products, and a loss of sales. COVID-19 could have a similar impact if any of our suppliers or manufacturers are required to shut down, suspend manufacturing, or otherwise discontinue operations due to COVID-19 and Government restrictions. We produce all of our products in China, and we are required to pay federal tariffs to the US government because our products are foreign-made goods. We currently pay federal duties ranging from 13% - 35% on our goods and tariffs up to 15%. The federal government has the ability to increase these tariffs. If additional tariffs are imposed, our margins and earnings may be negatively affected. We cannot predict the nature of future tariffs or changes in duty rates. As of June 30, 2022, we are not aware of any additional duties or tariffs that are pending, but tariffs can be changed without notice to us.

We must be able to continue to procure raw materials on commercially reasonable terms and receive timely deliveries from our manufacturers to sell our products profitably.

Our ability to sell our products is dependent upon the availability of raw materials used in our products and timely deliveries of products from our independent manufacturers. We may experience shortages of raw materials, such an organic cotton, and resulting delays in deliveries of our products by our independent manufacturers. Any shortage of raw materials or inability of a manufacturer to manufacture or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a timely manner and could cause us to miss the delivery requirements of our customers, which may result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our net sales and results of operations. Due to COVID-19, electricity rationing by the Chinese government, and port congestion we have experienced delays in obtaining raw materials, primarily organic cotton. We are working on various methods of mitigating the risks associated with these supply chain delays, however these delays may impact our revenue and net income in future periods.

The continued economic impact of COVID-19 may impact our revenue in the United States or abroad and could harm our business.

The impact of the global pandemic COVID-19 has had a substantial impact to the fitness markets globally, with many gyms and fitness studios closing temporarily and some permanently. Many have been impacted financially due to their temporary closure or reduction in clientele. During the months of March - April 2020, we saw a substantial decline in our daily new order volume. Starting April 27, 2020 we began to see these numbers start to rebound. Additionally, the cost of freight has

increased due to COVID-19 and the resulting lack of space available for air and ocean shipments. If such problems persist, this may impact our revenue and margin and thus have a negative impact on our operating results If the impact of COVID-19 continues or worsens, our operating results may be adversely and materially affected by these reductions in clients, the downward trends in the economy, or the general occurrence of global events that adversely affect the economy in general. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. To mitigate the impact of COVID-19, the Company has applied for and received loans under the Small Business Administration's Paycheck Protection Program ("PPP") and an Economic Injury Disaster Loan ("EIDL"), see "Indebtedness" below. However, the Company still needs additional financing, and further to the extent the Company cannot obtain equity investment, it may be required to take on additional debt.

The long term impact of COVID-19, the potential of recession, global currency fluctuations, global inflation, rising interest rates, and other economic uncertainties will have an impact on our business.

Changes in economic conditions, including inflation, rising interest rates, lower consumer confidence, volatile equity capital markets, ongoing supply chain disruptions, and the impacts of the war in Ukraine have affected and may continue to affect our business, revenues, and earnings adversely.

Global inflation rates have increased and may continue to rise. Our suppliers may raise prices that we may not be able to pass on to our customers. This may adversely affect our business, including our competitive position, market share, revenues and profit margins in material ways.

Rising interest rates may reduce our access to debt capital, which may adversely affect our future business plans and expected growth. The rising interest rates have also increased the cost of our short-term variable rate borrowings, which will reduce our earnings.

Volatility in equity capital markets may adversely affect the market prices of our common shares and/or our ability to raise funds through the sale of shares. This may materially and adversely affect our ability to fund our business through public or private sales of equity securities and the retentive power of our equity compensation plans, which we rely on, in part, to retain key executives and employees.

The ongoing war in Ukraine has had a broad range of adverse impacts on global business and financial market conditions, some of which have had and are likely to continue to have adverse impacts on our business. These include a direct impact to revenue derived from the EMEA markets due to the economic impact of energy availability and prices, inflation, and a lack of natural resources. If the war continues, it could impact the long term revenue from the EMEA markets.

The COVID-19 pandemic continues to affect many businesses, including ours. Among these impacts are ongoing personnel absences and the effectiveness of return-to-office transition plans. If we ae unable to manage these absences and our return-to-office transition, we may experience short-term and/or long-term impacts on our business and business growth that could be material and adverse.

If we are unable to retain key personnel necessary to operate our business, our ability to develop and market our products successfully may be harmed.

We are heavily dependent on our current executive officers and management. The loss of any key employee or the inability to attract or retain qualified personnel, including administrative, sales and marketing personnel, could delay the development and introduction of products, and harm our ability to sell our products and damage our brand. Our future success may also depend on our ability to attract and retain additional qualified management, sales and marketing personnel. We currently have

employment agreements with three members of our management team as well as key man insurance on both Joe Patterson and Barry Buchholtz. Furthermore, we maintain an office in China with twelve contract employees that provide development, production planning, quality control, and logistics services. These contractors are paid through a third-party trading company. If for any reason we are not able to retain the services of these individuals it may impact our ability to develop, manufacture, and ship goods. If any of these should occur, it may impact our operating results.

The Company is vulnerable to hackers and cyber-attacks.

We process both business-to-business (B2B) and business-to-consumer (B2C) transactions through our websites. We may be vulnerable to hackers who may access the data of our customers that utilize our platform. Further, any significant disruption in service on our websites or in our computer systems could have a negative impact on our operating results.

Our global distribution center is located in Mexico and we are subject to foreign laws.

Our warehouse is located in Mexico and therefore we are subject to the laws of this Country. Any change in this Country's policies, practices, laws, relations with the United States, or changes in U.S. policies permitting legal imports from these countries could negatively impact our business including the potential for interruption of shipments. Such delay in, or ability to deliver product to our customers could harm our customer relationships as well as operating results.

We utilize U.S. Customs Rule 321, and changes to that rule could impact our operating results.

We take advantage of duty savings under Section 321, 19 USC 1321. This is the statute that describes de minimis. De minimis provides admission of articles free of duty and of any tax imposed on or by reason of importation, but the aggregate fair retail value in the country of shipment of articles imported by one person on one day and exempted from the payment of duty shall not exceed $800. The de minimis threshold was previously $200, but increased with the passage of the Trade Facilitation and Trade Enforcement Act (TFTEA). If this ruling was changed it could impact our operating results.

If we fail to maintain effective disclosure controls and procedures and internal control over financial reporting our investor confidence in our Company could be materially and adversely affected.

We are required to maintain both disclosure controls and procedures and internal control over financial reporting. If we fail to do so, our business and results of operations could be materially harmed.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.

We may, from time to time, be party to various litigation claims and legal proceedings, including, but not limited to, intellectual property, fraud, unfair business practices and false advertising, breach of contract claims, employee claims, or others. Defending these proceedings can result in significant ongoing expenditures and the diversion of our management's time and attention from the operation of our business, which could have a negative effect on our business operations. Our failure to successfully defend or settle any litigation or legal proceedings could result in liabilities that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability, and could cause the market value of our common stock to decline.

Regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, public reporting, and internal IT controls are often created or modified. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business.

GDPR & PC compliance status.

Companies that collect data on citizens in the European Union ("EU") countries are required to comply with strict regulations around protecting customer data. The General Data Protection Regulation ("GDPR") sets a new standard for consumer rights regarding their data, and we will be challenged to implement and maintain systems and processes in place to ensure compliance. Compliance will cause some concerns and new expectations for our IT security team. For example, the GDPR takes a wide view of what constitutes personal identification information. We will be required to ensure the same level of protection for things like an individual's IP address or cookie data as we do for personal information such as name, address, and Social Security number. The cost of non-compliance with GDPR could be significant and impact our ability to transact business in the EU. The Payment Card Industry Data Security Standard is an information security standard for organizations that handle branded credit cards from the major card schemes. The PCI Standard is mandated by the card brands but administered by the Payment Card Industry Security Standards Council. The Company has not completed its internal PCI compliance for 2022. While we do not believe we are out of compliance, any non-compliance could have a negative financial impact on the business.

The Company's bylaws provide for indemnification.

The Company's bylaws provide for indemnification of the Company's directors, officers, employees and agents, against liabilities arising out of acts or omissions not amounting to fraud, gross negligence, and breach of fiduciary duty or willful misconduct. To the extent that any covered persons are indemnified under the indemnification provisions of the Company's bylaws, or any indemnity agreements pursuant thereto, the assets of the Company would be at risk.

If any of our products are unacceptable to us or our customers, our business could be harmed.

We have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are sold, our customers could lose confidence in our products or we could face a product recall and our results of operations could suffer and our business, reputation, and brand could be harmed.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast customer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions (for example, because of unexpected effects on inventory supply and consumer demand caused by the current COVID-19 coronavirus pandemic), and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale in our stores or for delivery to customers.

Inventory levels in excess of customers demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair the strength and exclusivity of our brand. Conversely, if we underestimate customer demand for our products, our manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and customer relationships.

Our limited operating experience and limited brand recognition in new international markets may limit our expansion and cause our business and growth to suffer.

Our future growth depends in part on our expansion efforts outside of North America. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in any new market. In connection with our expansion efforts we may encounter obstacles we did not face in North America, including cultural and linguistic differences, differences in regulatory environments, labor practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers' tastes and preferences. We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delayed acceptance of our technical athletic apparel by customers in these new international markets. Our failure to develop our business in new international markets or disappointing growth outside of existing markets could harm our business and results of operations.

In addition, we may, from time to time, evaluate and pursue other strategic investments or acquisitions. These involve various inherent risks and the benefits sought may not be realized. The acquisition other companies or other strategic investments or acquisitions may not create value and may harm our brand and adversely affect our business, financial condition, and results of operations.

Our business could be harmed if our suppliers and manufacturers do not comply with our Vendor Code of Ethics or applicable laws.

While we require our suppliers and manufacturers to comply with our Vendor Code of Ethics, which includes labor, health and safety, and environment standards, we do not control their practices. If suppliers or contractors do not comply with these standards or applicable laws or there is negative publicity regarding the production methods of any of our suppliers or manufacturers, even if unfounded or not material to our supply chain, our reputation and sales could be adversely affected, we could be subject to legal liability, or we could be forced to locate alternative suppliers or manufacturing sources.

The fluctuating cost of materials could increase our cost of goods sold.

The raw materials and fabrics used make our products include synthetic fabrics whose raw materials include petroleum-based products. Our products also include silver and natural fibers, including cotton. Our costs for raw materials are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. In particular, the impact of COVID-19, including port congestion and difficulty obtaining space on shipping transports, has made created delays in obtaining our raw materials, including organic cotton. The scarcity of raw materials and the increased costs of shipping has increased our costs. Increases in the cost of raw materials, including petroleum or the prices we pay for silver and our cotton yarn and cotton- based textiles, could have a material adverse effect on our cost of goods sold, results of operations, financial condition, and cash flows.

Increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia could increase the costs to produce our products.

A significant portion of our products are produced in South Asia and South East Asia and increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations and earnings. Factors that could negatively affect our business include labor shortages and increases in labor costs, difficulties and additional costs in transporting products manufactured from these countries to our distribution centers and significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products. Also, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business.

Disruption of our information technology systems or unexpected network interruption could disrupt our business.

We are increasingly dependent on information technology systems and third-parties to operate our e-commerce websites, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis, and maintain cost-efficient operations. The failure of our information technology systems to operate properly or effectively, problems with transitioning to upgraded or replacement systems, or difficulty in integrating new systems, could adversely affect our business. In addition, we have e-commerce websites in the United States and internationally. Our information technology systems, websites, and operations of third parties on whom we rely, may encounter damage or disruption or slowdown caused by a failure to successfully upgrade systems, system failures, viruses, computer "hackers", natural disasters, or other causes. These could cause information, including data related to customer orders, to be lost or delayed which could, especially if the disruption or slowdown occurred during the holiday season, result in delays in the delivery of products to our stores and customers or lost sales, which could reduce demand for our products and cause our sales to decline. The concentration of our primary offices, two of our distribution centers, and a number of our stores along the west coast of North America could amplify the impact of a natural disaster occurring in that area to our business, including to our information technology systems. In addition, if changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our growth, we could lose customers. We have limited back-up systems and redundancies, and our information technology systems and websites have experienced system failures and electrical outages in the past which have disrupted our operations. Any significant disruption in our information technology systems or websites could harm our reputation and credibility, and could have a material adverse effect on our business, financial condition, and results of operations.

We must continually maintain, protect and/or upgrade our information technology systems.

Information technology will help us operate efficiently, interface with customers, maintain financial accuracy and efficiency, and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, and other business disruptions including cybersecurity attacks. Moreover, if our data management systems, do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies, cybersecurity attack, or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we report our internal and external operating results.

Our technology-based systems that give our customers the ability to shop with us online may not function effectively.

Many of our customers shop with us through our e-commerce websites and mobile apps. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. We are increasingly using social media and proprietary mobile apps to interact with our customers and as a means to enhance their shopping experience. Any failure on our part to provide attractive, effective, reliable, user-friendly e-commerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation with customers, have a material adverse impact on the growth of our e-commerce business globally and could have a material adverse impact on our business and results of operations.

Climate change, and related legislative and regulatory responses to climate change, may adversely impact our business.

There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity, and duration of extreme weather conditions and natural disasters, and water scarcity and

poor water quality. These events could adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain and the productivity of our contract manufacturers, increase our production costs, impose capacity restraints and impact the types of apparel products that consumers purchase. These events could also compound adverse economic conditions and impact consumer confidence and discretionary spending. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations. In many countries, governmental bodies are enacting new or additional legislation and regulations to reduce or mitigate the potential impacts of climate change. If we, our suppliers, or our contract manufacturers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience increases in energy, production, transportation, and raw material costs, capital expenditures, or insurance premiums and deductibles, which could adversely impact our operations. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

Increased scrutiny from investors and others regarding our environmental, social, governance, or sustainability, responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention, and willingness of customers and suppliers to do business with us.

Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, and customers have focused increasingly on the environmental, social and governance ("ESG") or "sustainability" practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability report that we publish or otherwise sustainability disclosure we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. Also, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us.

An economic recession, depression, downturn or economic uncertainty in our key markets may adversely affect consumer discretionary spending and demand for our products.

Many of our products may be considered discretionary items for consumers. Some of the factors that may influence consumer spending on discretionary items include general economic conditions (particularly those in North America), high levels of unemployment, higher consumer debt levels, reductions in net worth based on market declines and uncertainty, home foreclosures and reductions in home values, fluctuating interest and foreign currency rates and credit availability, government austerity measures, fluctuating fuel and other energy costs, fluctuating commodity prices, tax rates and general uncertainty regarding the overall future economic environment. Any recession, depression or general downturn in the global economy will negatively affect consumer confidence and discretionary spending. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets, particularly in North America. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our financial condition.

Global economic and political conditions and global events such as health pandemics could adversely impact our results of operations.

Uncertain or challenging global economic and political conditions could impact our performance, including our ability to successfully expand internationally. Global economic conditions could impact levels of consumer spending in the markets in which we operate, which could impact our sales and profitability. Political unrest could negatively impact our customers and employees, reduce consumer spending, and adversely impact our business and results of operations. Health pandemics, such as the COVID-19 coronavirus pandemic, and the related governmental, private sector and individual consumer responses could contribute to a recession, depression, or global economic downturn, reduce store traffic and consumer spending, result in temporary or permanent closures of retail locations, offices, and factories, and could negatively impact the flow of goods.

We may be unable to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing restrictions become more burdensome.

The United States and the countries in which our products are produced or sold have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, or tariff levels. The results of any audits or related disputes regarding these restrictions or regulations could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us, could increase shipping times, or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition, and results of operations.

We are dependent on international trade agreements and regulations. The countries in which we produce and sell our products could impose or increase tariffs, duties, or other similar charges that could negatively affect our results of operations, financial position, or cash flows.

Adverse changes in, or withdrawal from, trade agreements or political relationships between the United States and China, or other countries where we sell or source our products, could negatively impact our results of operations or cash flows. Any tariffs imposed between the United States and China could increase the costs of our products. General geopolitical instability and the responses to it, such as the possibility of sanctions, trade restrictions, and changes in tariffs, including recent sanctions against China, tariffs imposed by the United States and China, and the possibility of additional tariffs or other trade restrictions between the United States and Mexico, could adversely impact our business. It is possible that further tariffs may be introduced, or increased. Such changes could adversely impact our business and could increase the costs of sourcing our products from China, or could require us to source more of our products from other countries.

There could be changes in economic conditions in the United Kingdom ("UK") or European Union ("EU"), including due to the UK's withdrawal from the EU, foreign exchange rates, and consumer markets. Our business could be adversely affected by these changes, including by additional duties on the importation of our products into the UK from the EU and as a result of shipping delays or congestion.

Changes in tax laws or unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

We are subject to the income tax laws of the United States and several other foreign jurisdictions. Our effective income tax rates could be unfavorably impacted by a number of factors, including changes in the mix of earnings amongst countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, new tax interpretations and guidance, the outcome of income tax audits in various jurisdictions around the world, and any repatriation

of unremitted earnings for which we have not previously accrued applicable U.S. income taxes and foreign withholding taxes. We may face unanticipated tax liabilities in connection with our acquisition of any other company.

Current economic and political conditions make tax rules in any jurisdiction, including the United States, are subject to significant change. Changes in applicable U.S. or other foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our income tax expense and profitability, as they did in fiscal 2017 and fiscal 2018 upon passage of the U.S. Tax Cuts and Jobs Act.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing, and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general in the United States, as well as by various other federal, state, provincial, local, and international regulatory authorities in the countries in which our products are distributed or sold. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, any audits and inspections by governmental agencies related to these matters could result in significant settlement amounts, damages, fines, or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could have an adverse impact on our business, financial condition, and results of operations. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and could impair the marketing of our products, resulting in significant loss of net revenue.

Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act ("FCPA"), and other anti-bribery laws applicable to our operations. In many countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other U.S. and international laws and regulations applicable to us. Although we have implemented procedures designed to ensure compliance with the FCPA and similar laws, some of our employees, agents, or other partners, as well as those companies to which we outsource certain of our business operations, could take actions in violation of our policies. Any such violation could have a material and adverse effect on our business.

Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors. If our competitors sell products similar to ours at lower prices, our net revenue and profitability could suffer.

The intellectual property rights in the technology, fabrics, and processes used to manufacture our products generally are owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited and we do not generally own patents or hold exclusive intellectual property rights in the technology, fabrics or processes underlying our products. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, fabrics and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do, they may be able to manufacture and sell products based on our fabrics and manufacturing technology at lower prices than we can. If our competitors sell products similar to ours at lower prices, our net revenue and profitability could suffer.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

We currently rely on a combination of copyright, trademark, trade dress, and unfair competition laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our intellectual property rights. The steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual

property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.

We may be sued by third parties for alleged infringement of their proprietary rights.

From time to time, we receive notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation. Any intellectual property lawsuit, whether or not determined in our favor or settled, may be costly, could harm our reputation and could divert our management from planned business operations. Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. In addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing trademark or patent on a timely basis or a license for the infringed trademark or patent on acceptable terms, our business, financial condition and results of operations could be harmed and the company could cease operations in the country or countries in which our products are held to be infringing.

If we fail to secure or protect our intellectual property rights, we may not be able to sell our products in certain countries or sales may be impacted through knock off or counterfeit products.

A significant portion of our business is based on patented products and all of our products contain our trademarked logos. The laws of some foreign countries may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We have a budget to establish and protect our intellectual property on a worldwide basis, but we may not be successful in these efforts or the costs associated with protecting our rights globally may be larger than our budget. We have registered our brands in over 22 countries and have patents in over 7 countries. We expect to incur significant expenses and liability to register and protect our intellectual property rights both in the United States and abroad. If we are unable to successfully protect our intellectual property rights, our business and financial condition may be adversely affected. From time to time, we receive notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation. Any intellectual property lawsuit, whether or not determined in our favor or settled, may be costly, could harm our reputation and could divert our management from planned business operations. Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. In addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing trademark or patent on a timely basis or a license for the infringed trademark or patent on acceptable terms, our business, financial condition and results of operations could be harmed and the Company could cease operations in the country or countries in which our products are held to be infringing.

Our trademarks and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling some of our products.

Our success depends in large part on our brand image. We believe that our trademarks and other proprietary rights have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We have applied for and obtained some United States and foreign trademark registrations, and will continue to evaluate the registration of additional trademarks as appropriate. However, some or all of these pending trademark applications may not be approved by the applicable governmental authorities.

Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. Additionally, we may face obstacles as we expand our product line and the geographic scope of our sales and marketing. Third parties may assert intellectual property claims against us, particularly as we expand our business and the number of

products we offer. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties, or cease using those rights altogether. Any of these events could harm our business and cause our results of operations, liquidity, and financial condition to suffer.

If we encounter problems with our distribution system, our ability to deliver our products to the market and to meet customer expectations could be harmed.

We rely on our distribution facilities for substantially all of our product distribution. Our distribution facilities include computer controlled and automated equipment, which means their operations may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, extreme or severe weather conditions or by floods, fires, or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies could be harmed.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows who owns over 20% of the Company's equity securities as of June 30, 2022:

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(*)	Percent Voting Power
Joe Patterson	Common Stock	10,200,000	52.68%
Barry Buchholtz	Common Stock	3,811,500	19.68%

(*) Beneficial ownership assumes that all stock options have been exercised.

The Company also has 2018 and 2019 Stock Incentive Plans under which stock options have been and will continue to be awarded to employees, directors, and officers. Under the terms of the plan, the stock options are subject to vesting through meeting performance targets and/or the passage of time. There are 5,027,565 options to purchase shares of Common Stock authorized under the plans. There is an Evergreen provision in the Option Plan to allow for additional options to be authorized each year, up to 5% of the then number of outstanding shares of Common Stock. As of June 30, 2022, there were 3,550,744 options outstanding. For a description of our Common Stock, see "Description of Capital Stock – Common Stock," below.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

Convertible Debt under Rule 506(c) of Regulation D

- As discussed in "Indebtedness," on October 7, 2019, the Company issued a Senior Subordinated Credit Agreement and Security Agreement to Black Oak Capital ("Black Oak") for $1,000,000, which included the issuance of warrants, under Rule 506(c) of Regulation D, to Black Oak exercisable at $0.006/share and a second-priority position on the Company's collateral, which comprises substantially all of the Company's assets, property, accounts, inventory, cash and non-cash proceeds. The warrants have been exercised and, as of November 13, 2020, Black Oak owns 165,060 shares of the Company's Common Stock. The proceeds from this offering were used for general working capital and expansion in marketing efforts.

- On October 12, 2020, the Company and Black Oak amended the Senior Subordinated Credit Agreement, see above, to add $500,000 to the principal for a total amount of $1,500,000 in debt. The amendment also extended the maturity date to December 31, 2022 ("Amendment No. 1 to Senior Subordinated Credit Agreement" or "Senior Subordinated Credit Agreement") in reliance on Rule 506(c) of Regulation D. In connection with the Series A Preferred Stock Agreement, discussed below, the Company and Black Oak agreed that the Senior Subordinated Credit Agreement would become convertible into 931,674 shares of the Company's Series A Preferred Stock on July 15, 2021 provided the Company achieves certain revenue and EBITDA targets. On August 11, 2021, the Senior Subordinated Credit Agreement was amended to modify conversion of the debt to Series A Preferred Stock in three tranches of $500,000 each on October 15, 2021, December 31, 2021, and February 15, 2021, provided certain revenue and EBITDA targets are met. The additional proceeds were used for general working capital and expansion in marketing efforts. On October 15, 2021 and December 15, 2021, two tranches of $500,000 in debt, for a total of $1,000,000 debt, converted to 621,118 shares of Series A Preferred Stock at $1.61 per share. These shares will have a 1.80X liquidation preference and contain certain rights and privileges, as listed below. Black Oak continues to hold the remaining $500,000 in convertible debt.

Series A Preferred Stock Sold under Rule 506(c) of Regulation D

- On November 24, 2020, the Company entered into the Series A Preferred Stock Purchase Agreement in reliance on Rule 506(c) of Regulation D with Black Oak for the purchase of 931,677 shares of Series A Preferred Stock for consideration of $1,500,000 in reliance on Regulation D in a series of three transactions. These three purchases were completed by July 27, 2021, and the Company used those proceeds for general working capital and expansion in marketing efforts. These shares will have a 1.67X liquidation preference and contain certain rights and privileges.

- The Series A Preferred Stock Purchase Agreement entails a Voting Rights Agreement under which Black Oak is entitled to elect one director designated by Black Oak, plus entitled to vote its Series A Preferred Stock on an as-converted basis when voting to elect the other four directors to the board.

    o Conversion of the Series A Preferred Stock to the Company's Common Stock is determined by dividing the Original Issue Price of $2,500,000 (the combined price for the $1,500,000 Series A Preferred Stock purchases and the $1,000,000 note convertible to Series A Preferred Stock) by the Initial Series A Conversion Price of $1.61.

        ▪ The Series A Conversion Price of $1.61 may adjust to address dilution issues. For more detail on conversion of the Series A Preferred Stock, see the Company's amended and restated articles of incorporation.

        ▪ In addition to voting on an as-converted basis the 1,552,795 shares of Common Stock, Black Oak also holds 165,060 shares of Common Stock from a previous transaction.

- Pursuant to Side Letter, dated November 24, 2020, Black Oak will receive an annual Management Fee of $50,000 for as long as it holds the Series A Preferred Stock or upon a Deemed Liquidation Event.

- Under the Investors' Rights Agreement, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company.

- The Investors' Rights Agreement also contains a registration rights provision and an antidilution provision that ensures Black Oaks' percentage of ownership of the Company is not diluted by offering Black Oak a right of first offer in the event the Company proposes to offer or sell any new securities.

- Under the Right of First Refusal and Co-Sale Agreement, Joe Patterson or Barry Buchholtz must first offer to sell their shares to the Company on the same terms and conditions as those offered to the prospective purchaser. If the Company does not purchase the shares, then Black Oak has a second right of refusal on the same terms. If neither the Company nor Black Oak exercise their right to purchase the shares, then Black Oak may exercise its right of co-sale and participate on a pro rata basis in the proposed sale.

- The Company will pay a closing fee to Black Oak for each tranche of Series A Preferred Stock sold in an amount equal to 5% multiplied by the aggregate purchase price, but not to exceed $150,000. The closing fee may be deducted from the sale proceeds to be received by the Company.

The Regulation Crowdfunding Offering

- From Febuary 29, 2021, through November 5, 2021, the Company sold 376,686 shares of Common Stock for gross proceeds of $670,662 under Regulation Crowdfunding. The Company used the proceeds from this offering for general working capital as well as investments in our e-commerce business.

DESCRIPTION OF CAPITAL STOCK

For a more detailed and complete description of the Company's securities, please review the Company's Amended and Restated Articles of Incorporation.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Holders of our Common Stock do not have the right to cumulative voting.

Voting Agreement

Mr. Patterson and Mr. Buchholtz have entered into an agreement that, for as long as they are employed by, or serve as consultant to, the Company, they will vote all of their shares of common stock for each other when electing board members and to obtain each other's approval before voting in favor of increasing the size of the board.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. Currently, our Series A Preferred Stock has between a 1.67X and 1.80X liquidation preference over our holders of Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series A Preferred Stock and any additional classes of preferred stock that we may designate in the future. For details, see "Series A Preferred Stock," below.

Series A Preferred Stock

Dividend Rights

Holders of the outstanding Series A Preferred Stock then shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock adjustment

in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The "Series A Original Issue Price" shall mean $1.61 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's Amended and Restated Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock and on an as-converted to Common Stock basis.

Voting Agreement

Holders of the outstanding Series A Preferred Stock shall be entitled to elect one (1) director of the Company, (the "Series A Preferred Director"). Holders of Common Stock and Series A Preferred Stock, voting together as a single class and on an as-converted basis, shall be entitled to elect four (4) directors of the Company. Any director elected may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. The holders of our Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class and on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this subsection, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this subsection.

Right to Receive Liquidation Distributions

 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to 1.67 times the Series A Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series A Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of these Amended and Restated Articles of Incorporation of the Corporation (these "Articles") immediately prior to such liquidation, dissolution or winding up of the Company.

Investors' Rights Agreement

Under the Investors' Rights Agreement, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company.

The Investors' Rights Agreement also contains a registration rights provision and an antidilution provision that ensures Black Oaks' percentage of ownership of the Company is not diluted by offering Black Oak a right of first offer in the event the Company proposes to offer or sell any new securities.

Right of First Refusal and Co-Sale Agreement

Under the Right of First Refusal and Co-Sale Agreement, Joe Patterson or Barry Buchholtz must first offer to sell their shares to the Company on the same terms and conditions as those offered to the prospective purchaser. If the Company does not purchase the shares, then Black Oak has a second right of refusal on the same terms. If neither the Company nor Black Oak exercise their right to purchase the shares, then Black Oak may exercise its right of co-sale and participate on a pro rata basis in the proposed sale.

What it means to be a minority holder

In our Company, stockholders' agreements have the effect of concentrating voting control with a few people, specifically our founder, Joe Patterson, and our CEO, Barry Buchholtz. As a result, Messrs. Patterson and Buchholtz collectively have the ability to make all major decisions regarding the Company. As a holder of Common Shares, you will hold a minority interest in the Company and the founders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be

earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of our company or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

VALUATION

The Company determined the share price of its Common Stock in its Regulation CF offering based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies.

In the future, the valuation of the Company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes information based on audited financials statements for the fiscal year ending June 30, 2021 ("FYE 2021"), and financial statements for the fiscal year ending June 30, 2022 ("FYE 2022"), which have not been reviewed or audited. Therefore, our financial statements for FYE 2022 do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders' equity in conformity with accounting principles generally accepted in the United States. Therefore, the information set forth herein is likely to change in the event of an audit. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, contains forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

OVERVIEW

Since inception, the Company has worked to expand its brand and product offerings. During that time, we have been able to diversify the revenue derived from our core sock products and now approximately 25% of our revenue comes from our apparel and bag products.

We were also significantly impacted by COVID-19. As described in more detail below, our costs of importing and shipping our products increased due to shortages of available vessels for both inbound and outbound shipments.

Our fabrics and products are manufactured in various parts of China, which have and continue to experience interruptions due to shutdowns as a result of COVID-19, electricity rationing, and delays in outbound shipping. The issues have caused some shipments to be delayed and impacted the amount of inventory we had available. Similarly, our outbound shipments have been delayed causing lost revenue from customers that were not able to get our products.

Although we were striving to expand our direct-to-consumer and e-commerce channels prior to COVID-19, the shutdown of fitness studios, gyms, made this pivot an immediate goal. As a percentage of sales, we have seen our direct-to-consumer ("DTC") business grow at an annual rate of 44.4%. We have greatly increased our digital marketing spend to accelerate this push into e-commerce with approximately $518,592 spent on digital marketing in fiscal 2021.

We also experienced significant delays due to the shortage of transportation for our products. The lag times for shipping has increased in some cases by more than 60 days, due to the bottlenecks at ports and container availability. In addition to delays, shipping costs have increased significantly and impacted our margins. We have addressed these challenges by contracting with certain carriers for on-going transportation, negotiating greater discounts, and trying to increase container utilization. At this time, the Company has not passed on the increased costs of shipping and raw materials to customers, but we may look at possible price increases in the near future.

For the fiscal years ended June 30, 2022 and 2021, the Company's net loss after taxes was $1,324,296 and $1,592,175, respectively. As of June 30, 2022 and 2021, the Company had a cash balance available of $1,314,260 and $1,471,201, respectively. The Company's ability to continue as a going concern is dependent on its ability to grow its revenue and generate sufficient cash flows from operations to meet its obligations or obtaining additional financing from its shareholders or other sources, as may be required. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

Results of Operations

Fiscal Year Ended June 30, 2022 ("FYE 2022") Compared to Fiscal Year Ended June 30, 2021 ("FYE 2021")

Revenue

The Company recognizes revenue at the time the product is shipped to the customer, customarily FOB shipping point, which is when the transfer of control of goods has occurred and title passes. There are contracts with other shipping terms, such as FOB destination, and revenue is recognized according to those specific terms. Revenue is recorded net of estimated returns and sales discounts given to customers.

Revenue increased to $23,369,002 for FYE 2022 from $15,004,343 for FYE 2021, or 55.7%.

Cost of Revenue

Cost of revenue increased to $8,448,246 in FYE 2022 from $5,280,821 in FYE 2021, or 60%. The increase in the cost of revenue was primarily due to the increase in revenue, and increased freight and raw materials.

Shipping and handling are billed to customers and recorded in net revenue. Total shipping revenue for FYE 2022 and 2021 was $484,187 and $334,667, respectively, an increase of 44.6%. The increase in total shipping revenue was driven by an overall increase in revenue, which directly correlates to the shipping and handling billed to customers.

Gross Margins

Gross profits for FYE 2022 and 2021 were $14,920,756 and $9,723,5226, which represented gross profit margins of 63.9% and 64.6%, respectively. Gross profits for FYE 2022 were relatively the same with a 0.07% decrease as compared to the prior year. Gross profits generated from our sock revenue is higher than gross margins generated on apparel revenue. In addition, international sales, have a lower margin than our higher-margin wholesale and DTC channels.

Selling, General and Administrative Expenses

SG&A for FYE 2022 and 2021 were $16,488,361 and $11,633,282, respectively, an increase of 41.7%. The Company's marketing and advertising expenses are recorded in SG&A and increased by 70.3% to $2,849,741 for FYE 2022 from $1,673,089 in FYE 2021. This increase was primarily due to increases in marketing and staff costs, which were temporarily reduced during fiscal 2020 due to COVID related expense reductions.

Total Other Income (Expense)

For FYE 2022 and 2021 we had other income of $274,231 and $319,726, respectively. The decrease in other income in FYE 2022 as compared to the same period in the prior year was primarily due to forgiveness of our PPP loan in the amount of $577,800 compared to $601,900 for the prior fiscal year.

Comprehensive Loss

Accordingly, the comprehensive loss from for FYE 2022 and 2021 were $1,324,296 and $1,592,175.

Concentration of Customers and Vendors

As part of its day to day operations, the Company provides credit in the normal course of business to customers in both the United States and other countries. Extending credit to customers entails certain risks to the Company such that if the financial condition or operations of these customers deteriorates, the risk of selling to those customers may increase. At June 30, 2022, the Company had three customers that accounted for 43% of gross accounts receivables while at June 30, 2021, the Company had three customers accounting for 36% of gross accounts receivable.

Liquidity and Capital Resources

As of FYE 2022 and 2021, the Company's available cash was $1,314,260 and $1,471,201, respectively. The Company needs substantial capital to fund its operations and growth strategy. Much of the Company's operations and working capital needs have been funded with debt.

As of June 30, 2021, the Company raised net proceeds of $618,111 in an offering made in reliance on Regulation Crowdfunding. The proceeds from this offering were used for general working capital as well as investments in our e-commerce business.

In November 2020, the Company entered into an agreement for the sale of Series A Preferred Stock to Black Oak Capital LLC for total consideration of $1,500,000. As of July 27, 2021, the sale of the Series A Preferred Stock has been completed with Black Oak purchasing 931,677 shares of Series A Preferred Stock for total consideration of $1,500,000. Black Oak Capital converted $1,000,000 of Senior Subordinated Debt in exchange for 621,118 shares of Series A Preferred Stock. For more information, see "Recent Offerings of Securities," above.

In December 2021, the Company amended the Senior Subordinated Credit Agreement, where Black Oak Capital provided an additional $1,250,000 to fund the acquisition of Vooray.

The Company also obtained loans through the Small Business Administration's Paycheck Protection Program ("PPP loan") and Economic Injury Disaster Loan Program ("EIDL loan") in the amounts of $601,900 and $577,800 as PPP Loan and $150,000 for EIDL Loan. The PPP loans was used for the Company's payroll, lease payments and utilities. The first PPP Loan of $601,900 was forgiven as of May 24, 2021. Second PPP Loan of $577,800 was forgiven as of September 29, 2021 The EIDL loan was used for the purposes of funding working capital requirements and monthly repayment of $731 in principal and interest began July 2021. As of June 30, 2022 the balance of the EIDL Loan was $146,798. For details regarding the terms of the EIDL loan, see "Indebtedness," below.

The company has a convertible note with Black Oak in the amount of $1,750,000. The balance on the note as of June 30, 2022 is $1,750,000. On August 21, 2021, an amendment to the note was made that allows for a conversion of the debt to equity at a conversion price of $1.61 per share.

In 2018, the Company raised $440,000 in a private placement under Regulation D, the proceeds of which were used for general business activities. For more information, see "Recent Offerings of Securities."

Other ongoing sources of liquidity for the Company include a revolving credit agreement with Celtic Bank under which we can borrow up to $4,000,000 with an interest rate of prime plus 5.5% and a maturity date of June 23, 2023. Additionally, Celtic has a first position UCC-1 filing on substantially all of the Company's assets. As of June 30, 2022, had a balance of $1,844,804.

Commitments and Contingencies

On August 9, 2021, a second amendment to the Company's lease agreement for office space was agreed upon. The lease is extended to January 31, 2026 and includes modification of the monthly rent payments by 2.8% in year 1, (2.6)% in year 2, and 5% in each year 3, 4 and 5. The building owner agreed to provide $100,000 in building improvements in the first year. As of June 30, 2022, monthly rent is $21,409. For details regarding the Company's commitments and contingencies, please see Note 8 to our financial statements.

INDEBTEDNESS

Creditor: Black Oak Capital LLC

Amount Owed: $1,750,000 as of June 30, 2022

Interest Rate: 15.0%

Maturity Date: December 31, 2022

On October 7, 2019, the Company entered into a $1,000,000 Senior Subordinated Credit Agreement and Security Agreement giving Black Oak Capital a second-priority position on the Company's collateral, which comprises substantially all of the Company's assets, property, accounts, inventory, and cash and non-cash proceeds. The Senior Subordinated Credit Agreement has a 15% annual interest rate and maturity date of December 31, 2022. Black Oak also received warrants to purchase 165,060 shares at an exercise price of $990.36. Black Oak exercised the warrants in November 2020. The Senior Subordinated Credit Agreement was amended October 12, 2020, to add $500,000 to the principal and extend the maturity date to December 31, 2022. Under the amended agreement, Black Oak may convert the $1,500,000 note into 931,674 shares of the Company's Series A Preferred Stock if the Company achieves certain revenue and EBITDA targets on July 15, 2021. On August 11, 2021, the Senior Subordinated Credit Agreement was amended to modify the conversion of the debt into Series A Preferred Stock so that it will occur in three tranches of $500,000 each provided the Company meets certain revenue and EBITDA targets. On December 27, 2021, the Senior Subordinated Credit Agreement was amended to modify the amount of the loan, increasing it to a total loan about of $1,750,000. For important information regarding Black Oak's acquisition of the Company's Series A Preferred Stock and related voting and other rights, see "Description of Capital Stock -- Series A Preferred Stock." For more detail regarding these transactions generally, see "Recent Offerings."

Creditor: Celtic Bank

Amount Owed: $1,844,804 at June 30, 2022

Interest Rate: Prime plus 5.50%

Maturity Date: June 23, 2023

The Company has a revolving credit facility with Celtic Bank with a ceiling of $4,000,000 and an interest rate of prime plus 5.50%. Additionally, Celtic has a first position UCC-1 filing on substantially all of the Company's assets.

Creditor: Comerica Bank (SBA – EIDL)

Amount Owed: $146,798

Interest Rate: 3.75%

Maturity Date: July 21, 2050

The Company obtained this loan from Comerica Bank through the Small Business Administration's Economic Injury Disaster Loan program. for the purposes of funding working capital requirements. Repayment of $731 in principal and interest commenced July 2021.

Creditor: Joe Patterson

    Amount Owed: $113,826 as of June 30, 2022

    Interest Rate: 5.0%

    Maturity Date: December 31, 2022

    Joe Patterson is the Chairman of the Board of Directors. Monthly payments have been suspended due to subordination to Celtic Bank. See also Notes 6 and 8 to the Financial Statements.

Creditor: Franklin Slade Holdings

    Amount Owed: $32,506 as of June 30, 2022

    Interest Rate: 5.0%

    Maturity Date: November 30, 2022

    Franklin Slade Holdings is owned by Barry Buchholtz, the Company's President, and Director, as a principal. Mr. Buchholtz's daughter's trust also is a part-owner of Franklin Slade Holdings. Monthly payments have been suspended due to subordination to Celtic Bank. See also Notes 6 and 8 of the Company's Financial Statements.

Creditor: Finance Group Corporation

    Amount Owed: $628,549 as of June 30, 2022

    Interest Rate: 10.0%

    Maturity Date: 12/31/2022

Creditor: Lloyd & Leo, Inc. (FKA Vooray International, Inc.)

    Amount Owed: $3,246,801 as of June 30, 2022

    Interest Rate: 0%

    Maturity Date: 01/09/2032

    Note payable to the former owners of Vooray of $3,500,000 originally. The Company shall make quarterly payments of the greater of 20% of the net proceeds from the sale of Vooray branded products or $87,500, until the seller has received a total of $3,500,000. The note is subordinated to the line of credit.

REGULATORY INFORMATION

This Company is in compliance with its ongoing reporting obligations under Rule 202 of Regulation Crowdfunding.

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

FINANCIAL STATEMENTS

I, Barry Buchholtz, certify that the financial statements of Thirty Three Threads, Inc., included in this Form are true and complete in all material respects.

By: /s/ Barry Buchholtz
Barry Buchholtz, Chief Executive Officer

FINANCIAL STATEMENTS OF THIRTY THREE THREADS, INC. AND SUBSIDIARY

TABLE OF CONTENTS

THIRTY THREE THREADS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (AUDITED)

ASSETS

	2022	2021
Current assets:		
Cash	$ 1,314,260	$ 1,471,201
Accounts receivable, net	1,785,658	625,679
Prepaid expenses	439,385	357,508
Other receivables, current portion	59,127	150,000
Inventories, net	5,007,005	4,165,557
Total current assets	8,605,435	6,769,945
Property and equipment, net	302,394	244,878
Goodwill	3,558,137	-
Intangible assets, net	1,977,965	437,513
Operating lease right-of-use asset, net of accumulated amortization	839,693	280,000
Other receivables, non-current portion	-	-
Deposits and other assets	26,535	25,912
Total assets	$ 15,310,159	$ 7,758,248

See accompanying notes to the consolidated financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$ 5,098,349	$ 3,366,685
Accrued expenses and other liabilities	787,295	477,204
Line of credit	1,844,804	1,000,000
Notes payable - related parties, current portion	115,813	114,401
Note payable - financial institution, current portion	850,000	113,261
Note payable - Federal government, current portion	3,324	3,202
Operating lease obligation, current portion	193,627	243,673
Finance lease obligations, current portion	32,913	23,414
Total current liabilities	8,926,125	5,341,840
Subordinated convertible note payable	1,805,791	1,476,244
Notes payable - related parties, net of current portion	30,519	59,540
Note payable - financial institution, net of current portion	2,896,801	464,539
Note payable - Federal government, net of current portion	143,474	146,798
Operating lease obligation, net of current portion	648,979	84,752
Finance lease obligations, net of current portion	62,659	29,628
Total liabilities	14,514,348	7,603,341
Shareholders' equity:		
Series A Preferred stock no par value; 1,863,354 shares authorized, 683,230 and 0, issued and outstanding as of June 30, 2021 and 2020, respectively	2,425,000	1,045,000
Common stock no par value; 50,000,000 shares authorized, 13,815,984 and 13,280,385 shares issued and outstanding as of June 30, 2021 and 2020, respectively	1,993,946	1,482,444
Stock subscriptions receivable	(37,087)	(37,087)
Additional paid-in capital	146,272	73,576
Shareholder note receivable	(412,811)	(413,883)
Accumulated other comprehensive loss	(1,856)	(1,341)
Accumulated deficit	(3,317,653)	(1,993,802)
Total shareholders' equity	795,811	154,907
Total liabilities and shareholders' equity	$ 15,310,159	$ 7,758,248.0

See accompanying notes to the consolidated financial statements

	2022	2021
Net revenue	$ 23,369,002	$ 15,004,343
Cost of revenue	(8,448,246)	(5,280,821)
Gross profit	14,920,756	9,723,522
Selling, general, and administrative expenses	(16,488,361)	(11,633,282)
Loss from continuing operations	(1,567,605)	(1,909,760)
Other income (expense):		
Forgiveness of debt	577,800	601,900
Interest expense	(396,927)	(292,880)
Interest and other income	63,673	10,706
Loss on disposal of asset	(722)	
Total other income (expense)	243,824	319,726
Loss from continuing operations before income taxes	(1,323,781)	(1,590,034)
Income tax provision	-	(800)
Net loss from continuing operations	(1,323,781)	(1,590,834)
Discontinued operations:		
Net income from discontinued operations (including gain on disposal of $1,647,490 in 2020), net of income taxes	-	-
Net (loss) income	(1,323,781)	(1,590,834)
Less: income from discontinued operations attributable to non-controlling interest	-	-
Net (loss) income	(1,323,781)	(1,590,834)
Other comprehensive loss, net of tax:		
Foreign currency translation	(515)	(1,341)
Comprehensive (loss) income	$ (1,324,296)	$ (1,592,175)

See accompanying notes to the consolidated financial statements

THIRTY THREE THREADS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (AUDITED)

	Series A Preferred stock		Common stock		Stock Subscriptions Receivable	Additional Paid-in Capital	Shareholder Note Receivable	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount (No par value)	Shares	Amount (No par value)						
Balance, June 30, 2020, as restated	-	-	13,280,385	879,808	-	56,074	(416,126)	-	(401,221)	118,535
Compensation expense in connection with options granted	-	-	-	-	-	17,502	-	-	-	17,502
Warrants exercised in conjunction with subordinated note payable	-	-	165,060	990	-	-	-	-	-	990
Shareholders' distributions	-	-	-	-	-	-	-	-	(1,747)	(1,747)
Shareholder note receivable	-	-	-	-	-	-	2,243	-	-	2,243
Foreign currency translation	-	-	-	-	-	-	-	(1,341)	-	(1,341)
Net proceeds from issuance of preferred shares	683,230	1,045,000	-	-	-	-	-	-	-	1,045,000
Net proceeds from issuance of common stock	-	-	370,539	601,646	(37,087)	-	-	-	-	564,559
Net loss	-	-	-	-	-	-	-	-	(1,590,834)	(1,590,834)
Balance, June 30, 2021	683,230	$1,045,000	13,815,984	$1,482,444	$ (37,087)	$ 73,576	$ (413,883)	$ (1,341)	$ (1,993,802)	$ 154,907
Compensation expense in connection with options granted	-	-	-	-	-	48,413	-	-	-	48,413
Warrants exercised in conjunction with subordinated note payable					-					-
Warrants Issued						93,907				93,907
Shareholders' distributions									(70)	(70)
Shareholder note receivable							1,072			1,072
Foreign currency translation										-
Net proceeds from issuance of preferred shares		1,400,000								1,400,000
Net proceeds from issuance of common stock				11,502						11,502
Sindication Costs (Common Shares)						(69,624)				(69,624)
Sindication Costs (Preferred Shares)						(20,000)				(20,000)
Acquisition				500,000						500,000
Net loss								(515)	(1,323,782)	(1,324,297)
Balance, June 30, 2022	683,230	$2,445,000	13,815,984	$1,993,946	$ (37,087)	$ 126,272	$ (412,811)	$ (1,856)	$ (3,317,654)	$ 795,811

See accompanying notes to the consolidated financial statements

THIRTY THREE THREADS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOW
JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (AUDITED)

	2022	2021
Cash flows from operating activities of continuing operations:		
Net loss from continuing operations	$ (1,323,781)	$ (1,590,834)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:		
Depreciation and amortization	296,269	220,915
Loss on disposal of assets	722	-
Change in allowance for doubtful accounts	(25,556)	177,027
Inventory reserve	(37,516)	(72,880)
Stock option expense	48,413	17,502
Amortization of right-of-use assets	212,703	196,785
Amortization of warrant expense	47,140	15,838
Interest income on shareholder note receivable	(3,928)	(4,257)
Gain on modificatino of operating lease	(48,424)	-
Forgiveness of note payable - financial institution	(577,800)	(601,900)
Changes in assets and liabilities:		
Accounts receivable	(987,916)	101,680
Prepaid expenses	8,996	(91,147)
Inventories	(712,069)	(520,333)
Deposits and other assets	(623)	48,420
Reduction in operating lease obligation	(209,791)	(163,288)
Accounts payable	1,731,664	985,696
Accrued expenses and other liabilities	163,584	(453,634)
Net cash used in operating activities of continuing operations	(1,417,913)	(1,734,410)
Cash flows from investing activities of continuing operations:		
Purchases of property and equipment	(124,298)	(8,375)
Intangible assets	(350,553)	(131,548)
Cash paid for acquisition of Vooray trademarks	(1,000,000)	-
Proceeds from disposal of property and equipment	3,613	-
Net cash used in investing activities of continuing operations	(1,471,238)	(139,923)

Cash flows from financing activities of continuing operations:

Collection on shareholder note receivable	5,000	6,500
Borrowings (repayments) on line of credit	844,804	150,000
Borrowings on related parties notes payable	-	-
Repayments on related parties notes payable	(792,584)	(83,160)
Borrowings on subordinated note payable	2,291,093	500,000
Proceeds from issuance of warrants	93,907	-
Proceeds from exercise of warrants	-	990
Borrowings on note payable - financial institution	-	577,800
Proceeds on note payable - Federal government	-	150,000
Principal payments on finance lease obligation	(31,191)	(22,068)
Proceeds from issuance of preferred stock, net	380,000	1,045,000
Proceeds from issuance of common stock, net	(58,122)	564,559
Shareholder distributions	-	(1,747)
Net cash provided by financing activities of continuing operations	2,732,907	2,887,874
Net cash provided by continuing operations	(156,244)	1,013,541
Net cash used in discontinued operations	-	-
Foreign translation loss on investment	(697)	(1,341)
Net increase (decrease) in cash	(156,941)	1,012,200
Cash at beginning of year	1,471,201	459,001
Cash at end of year	$ 1,314,260	$ 1,471,201
SUPPLEMENTARY DISCLOSURES		
Cash paid during the year for:		
Interest	$ 255,880	$ 271,237
Income taxes	$ -	$ 51,608
Non-cash investing and financing activities:		
Establishment of right-of-use assets - finance lease per ASC 842	$ 48,424	$ 15,401
Establishment of finance lease obligations per ASC 842	$ -	$ 15,401
Stock subscriptions receivable	$ -	$ 37,087
Common stock - stock subscriptions receivable	$ -	$ 37,087

NOTE 1. ORGANIZATION, OPERATION AND BASIS OF PRESENTATION (CONTINUED)

Thirty Three Threads, Inc. (Thirty Three Threads), formerly known as ToeSox, Inc., was originally incorporated, in the state of California, in 2004 but then changed its name in 2015. Thirty Three Threads is engaged in the design, development, manufacturing and distribution of functional footwear, apparel and accessories. Thirty Three Threads purchased the assets of TAVI (FKA Tavi Noir) in September 2015, purchased the assets of Vooray International, Inc. (Vooray) in January 2022, and owns the brands and related intellectual property for ToeSox, TAVI, and Base 33. Products are manufactured in China and imported to a warehouse in Mexico or shipped directly to international distributors. The ToeSox, TAVI, Base 33, and Vooray product lines include numerous styles of specialty socks, gloves, apparel, accessories, and bags that are marketed primarily to yoga, Pilates, barre, gym, dance, and other athletic enthusiasts. Sales are generated primarily in the United States with international sales in Canada as well as Asia Pacific (APAC), Europe, Middle East, and Africa (EMEA). In February 2021, the Company opened a subsidiary, Thirty Three Threads AG (AG), in Switzerland. The AG office oversees all accounts in the EMEA market and all AG financial results are consolidated with Thirty Three Threads, Inc.

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The financial statements are presented in United States dollars.

Principles of Consolidation: The consolidated financial statements include the accounts of Thirty Three Threads, Inc. and its wholly-owned subsidiary Thirty Three Threads AG, a Swiss company. All material intercompany balances have been eliminated in consolidation.

Fiscal Year: The Company operates and reports using a fiscal year ended June 30 of each year. The Company's current fiscal year ran from July 1, 2021 through June 30, 2022 (fiscal year).

Going Concern: Management has prepared the financial report on a going concern basis, which assumes continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

As reflected in the consolidated financial statements, the Company had a net loss and net cash used in operating activities for the year ended June 30, 2022. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company is continuing to expand operations while generating revenue and reinforcing its positive relationships with key vendors and customers. The Company's current cash position may not be sufficient to support the Company's daily operations, however, management anticipates receiving additional funding from private investors via equity sales and loans.

While management believes the Company's strategy is viable for operations, generating sufficient revenue, and raising additional funds, there can be no assurances to that effect.

The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan, generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of the consolidated financial statements in conformity with

U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions, they may ultimately differ from actual events. Significant estimates made include the allowance for doubtful accounts, which is estimated based on current and historical customer practices; stock option expense, which is calculated based on the fair value of each option award estimated on the grant date using the Black-Scholes valuation model; inventory obsolescence, which is estimated based on projected and historical inventory movement; and lease liability and right-of-use asset, which is calculated based on certain assumptions such as borrowing rate, likelihood of lease extensions to occur, and asset valuation. Actual results could materially differ from those estimates.

Financial Instruments: The Company's financial instruments consist of cash, accounts receivable, other receivables, accounts payable, accrued expenses and other liabilities, line of credit and notes and leases payable. The carrying values are considered to be representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long- term portion of the notes and leases payable represents fair value as the terms approximate those currently available for similar debt instruments.

Cash and Cash Equivalents: For purposes of financial statement presentation, the Company classifies all highly liquid financial instruments with an original maturity of three months or less as cash equivalents.

Accounts Receivable: The Company carries its accounts receivable at invoiced amounts less allowances for doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. An allowance for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial position. Receivables are considered past due based upon the credit terms extended to customers. Receivables are written off to expense in the period deemed uncollectible after collection efforts have proven unsuccessful. The Company recorded an allowance for doubtful accounts of $16,007 at June 30, 2022.

Inventories: Inventories are comprised of purchased finished goods and are stated at the lower of weighted average cost or net realizable value. Management periodically reviews inventory for excess quantities and obsolescence and evaluates quantities on hand for physical condition and functionality as these characteristics may be impacted by customer demand for current products and new product introductions. The Company has recorded a reserve for obsolete and excess inventories of $500,025 at June 30, 2022.

Property and Equipment: Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 15 years. Maintenance, repairs, and expenditures for renewals and betterments not determined to extend the useful lives or to increase materially the productivity of the properties to which they are applied are charged to income as incurred. Other renewals and betterments are capitalized.

Intangible Assets: The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives, generally 3 to 15 years. Intangible assets deemed to have an indefinite life are not amortized, instead they are reviewed at least annually for impairment. The Company capitalizes all legal costs to register, purchase, and renew its intangible assets. Amortization of intangible assets with finite lives is provided for on a straight-line basis over their estimated useful lives. Amortization expense related to intangible assets with finite lives amounted to $160,101 for the year ended June 30, 2022.

Goodwill: In January 2022, the Company acquired the rights to the Vooray brand. The purchase was accounted for as an acquisition in accordance with Accounting Standards Codification (ASC) 805, *Business Combinations.* Goodwill represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired by the Company. The goodwill

is deemed to have an indefinite life and is not amortized. Goodwill is tested for impairment at the entity level if a triggering event occurs. Based on impairment tests as of June 30, 2022, the Company determined that there was no impairment of its intangible assets with indefinite lives.

Impairment of Assets: In the event that facts and circumstances indicate that the carrying amount of tangible or intangible long-lived assets or groups of assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the assets would be compared to the assets' carrying amount to determine if an impairment loss should be recorded. If the assets' carrying amount exceeds the estimated future undiscounted cash flows associated with the assets, an impairment loss equal to the amount by which the assets' carrying amount exceeds their fair value is recognized. Based on impairment tests as of June 30, 2022, the Company determined that there was no impairment of its intangible assets with indefinite lives.

Accrued Expenses and Other Liabilities: In accordance with applicable accounting guidance, the Company accrues liabilities that are impacted by estimates related to general operating expenses, such as payroll and royalty expenses. Management estimates reflect the probable liability as of the balance sheet date. In determining the adequacy of estimated liabilities, the Company performs ongoing evaluations based on available information.

Lease Accounting: Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of fixed lease payments over the lease term. Leases are classified as financing or operating which drive the expense recognition pattern. The Company has elected to exclude short-term leases.

For leases with terms greater than 12 months, a related asset and obligation at the present value of lease payments over the term is recorded. If the rate implicit in the lease is not available, the incremental borrowing rate is used, which is based on the estimated interest rate for collateralized borrowing over a similar term of the lease at commencement date.

For purposes of determining straight-line rent expense, the lease term is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any renewal option periods that the Company is reasonably certain of exercising. Contractually specified minimum rent and annual rent increases are included in the measurement of the right- of-use asset and related lease liability. The Company may be required to pay directly, or reimburse the lessor, for some maintenance and operating costs. Such amounts are generally variable and therefore not included in the measurement of the right-of-use asset and related lease liability but are instead recognized as variable lease expense in the consolidated statements of operations when they are incurred.

Revenue Recognition: The Company has various contracts with customers. The Company's contracts specify that revenues from product sales are recognized at the time the product is shipped, primarily FOB shipping point, which is when the transfer of control of goods has occurred, and at which point title passes. There are contracts with other shipping terms, such as FOB destination, and revenue is recognized according to those specific terms. Revenue is recorded net of estimated returns and sales discounts given to customers. The Company does not allow for unapproved returns, except in the event of defective merchandise, and has established an allowance for returns based on historical experience which have averaged less than four percent. The Company recorded an allowance for estimated returns from customers of $78,524 at June 30, 2022. In addition, the Company has contracts with customers wherein the customers receive sales discounts. The Company evaluated the status of these contracts, as of June 30, 2022, and does not believe that any additional discounts will be given through the end of the contract periods. The Company sells its products to domestic and international distributors, directly to customers through its online store, and through commission agreements with various studio fitness chains and retailers. See Note 13. for geographic detail of revenue.

Shipping and Handling Costs: Shipping and handling fees billed to customers are recorded in net revenue. Total shipping revenue for the year ended June 30, 2022 amounted to $484,187. The costs associated with shipping goods to customers are included in cost of revenue.

Advertising Costs: The Company's policy is to expense advertising costs as incurred. The Company does not incur significant advertising costs substantially in advance of the time advertising takes place. Total advertising costs for the year ended June 30, 2022 was $1,243,197.

Sales Tax: Taxes collected from the Company's customers are included in accrued expenses and other liabilities until the taxes are remitted to the appropriate taxing authorities. Taxes collected are excluded from revenues.

Income Taxes: The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company is liable for federal, cantonal and municipal income taxes for the AG company. As of June 30, 2022, the Company has accrued $36,000 of expense related to this liability.

On an annual basis, management evaluates the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. Management evaluates the likelihood that, upon examination by the relevant taxing jurisdictions, those income tax positions would be sustained. Based upon that evaluation, if it were more than 50% probable that a material amount of income tax would be recognized at the entity level upon examination by the relevant taxing jurisdictions, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment.

Stock Based Compensation: The Company follows the guidance of the accounting provisions of ASC 718, Share-based Compensation, which requires the use of the fair-value based method to determine compensation for all arrangements under which employees and others receive shares of stock or equity instruments (warrants and options). The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model that uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Management's estimate of expected volatility was based on a sampling of companies with attributes similar to those of the Company.

The risk-free rate was based on the U.S. Treasury rate on instruments with terms similar to the expected lives of the options. Expected lives were determined using the simplified method. The Company has elected to account for forfeitures as they occur.

The fair value of options and warrants granted during the year ended June 30, 2022, were estimated on the date of grant using the following weighted average assumptions:

	2022
Dividend yield	--
Expected volatility	16.41% - 33.32%
Risk-free interest rate	1.45% - 3.38%
Expected lives (in years)	10

Foreign Currency Translation: Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions denominated in foreign currencies are recognized in the income statement. The exchange differences arising from the translation of the assets and liabilities of the subsidiary are reported in other comprehensive income. **Recently Issued Accounting Standards:** The following Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) will be effective starting with the Company's consolidated financial statements for the year ending June 30, 2023. Management will evaluate the application of these standards to determine future impact on the Company's financial statements.

Accounting for Income Taxes - In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which removes certain exceptions and also adds some requirements to reduce complexity.

Accounting for Stock Compensation - In October 2021, the FASB issued ASU No. 2021-07, *Compensation - Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards*, which provides a practical expedient for determining the current price input of equity-classified share-based awards using the reasonable application of a reasonable valuation method.

Subsequent Events Evaluation: Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued. Management has evaluated its June 30, 2022 consolidated financial statement for subsequent events through October 25, 2022, the date of issuance of the consolidated financial statement, and such events are listed in Note 16 to the Financial Statements.

NOTE 3.   INVENTORIES, NET

Inventories consist of the following as of June 30:

	2022
Inventories at cost	$ 5,290,192
Purchases in transit	216,838
Less: Inventory reserve	(500,025)
Inventories, net	$ 5,007,005

Property and equipment consists of the following:

	2022
Leasehold improvements	$ 25,333
Furniture and fixtures	537,141
Computer equipment	163,396
Machinery and equipment	161,374
Subtotal	887,244
Less: Accumulated depreciation	(584,850)
Property and equipment, net	$ 302,394

Depreciation expense on property and equipment for the year ended June 30, 2022 was $136,168.

NOTE 5.   INTANGIBLE ASSETS, NET

The Company's intangible assets consist of the following as of June 30, 2022:

	2022
Computer software	$ 956,435
Customer lists	300,000
Patents	364,213
Subtotal	1,620,648
Less: Accumulated amortization	(801,670)
Amortizable Intangible assets, net	818,978
Trademarks	1,158,987
Goodwill	3,558,137
Total Intangibles, net	$ 5,536,102

Future estimated amortization expense related to amortizable intangible assets is as follows:

Year Ending June 30,	
2023	$ 204,194
2024	181,149
2025	90,805
2026	44,281
2027	44,281
Thereafter	254,268
	$ 818,978

Amortization expense was $160,101 for the year ended June 30, 2022.

NOTE 6.   LINE OF CREDIT

The Company maintains a line of credit with a financial institution allowing borrowings up to $4,000,000, which is due on demand and collateralized by the property and assets of the Company. Borrowings under the line bear a variable interest rate valued monthly (which was 10.25% at June 30, 2022). The outstanding balance on the line of credit was $1,844,804 at June 30, 2022. The Company is required to maintain certain financial and non-financial covenants in accordance with the line of credit agreement and the line of credit is guaranteed by officers and shareholders of the Company. At June 30, 2022, the Company was in compliance with the covenants.

NOTE 7. NOTES PAYABLE

The following table summarizes the components of notes payable balance at June 30:

Note payable to the former owners of Vooray of $3,500,000. The Company shall make quarterly payments of the greater of 20% of the net proceeds from the sale of Vooray branded products or $87,500, until the seller has received a total of $3,500,000. The note is subordinated to the line of credit.	$ 3,246,801
Convertible note payable to a private equity firm, advances of up to $1,750,000 with interest at 15% per annum. The note is subordinated to the line of credit and secured by all assets and property of the Company. The balance remaining on the loan is due in full by December 31, 2022. On August 21, 2021, an amendment to the note was made that allows for a conversion of the debt to equity at a conversion price of $1.61 per share.	$ 1,750,000
Sub-total	$4,996,801

Subtotal from previous page	$ 4,996,801
Note payable to a private equity firm, advances of up to $1,135,000 with interest at 10% per annum. The balance remaining on the loan was due in full by September 2022. In September 2022, this Note was extended to be due in full by December 2022.	$ 626,313
Economic Injury Disaster Loan with U.S. Small Business Administration. The note is secured by substantially all assets of the Company and accrues interest at a rate of 3.75% per annum. The Company has used the proceeds for qualifying expenses. The $150,000 note is due in full July 2050 and includes monthly principal and interest payments of $731.	$ 146,798
Note payable to a shareholder, initial loan $201,040 with interest accruing at a rate of 5% per annum.	$ 113,826
Note payable to a shareholder, initial loan $50,260 with interest accruing at a rate of 5% per annum.	$ 32,506
Total	$ 5,916,244
Less: unamortized discount	$ (70,522)
Less: current portion	$ (969,137)
Long-term portion	$ 4,876,585

NOTE 8.   LEASES

In October 2019, the Company entered into an agreement to lease a building in Vista, California for the period from November 1, 2019 through October 31, 2022. On June 16, 2021, the Company signed an amendment to the lease agreement wherein it was granted two additional months of rent concessions and the lease was extended through January 1, 2026. The initial base rent for the lease agreement was $18,711 per month, increasing to $20,831 for the period from November 1, 2020 through October 31, 2021, $21,409 for the period from November 1, 2021through October 31, 2022, $20,843 for the period November 1, 2022 through October 31, 2023, $21,885 for the period from November 1, 2023 through October 31, 2024, $22,979 for the period from November 1, 2023 through October 31, 2024 and $24,128 for the period from November 1, 2025 through January 1, 2026. For the year ended June 30, 2022, total rent expense charged to operations was approximately $198,000.

The table below presents certain information related the lease-related assets and liabilities recorded on the balance sheet as of June 30:

	2022
Weighted average remaining lease term (in years)	
Operating lease	3.58
Finance leases	3.36
Weighted average discount rate	
Operating lease	5 %
Finance leases	10 %
Operating cash flow from operating leases	$ 254,599
Financing cash flow from finance leases	41,070

Future minimum lease payments under the above leases are as follows:

Year Ending June 30,	Operating lease obligations	Financial lease obligations
2023	$ 193,627	$ 32,913
2024	231,184	24,794
2025	256,228	17,466
2026	161,568	14,372
2027	--	6,027
	$ 842,607	$ 95,572

NOTE 9.   SHAREHOLDERS' EQUITY

Preferred Stock: The Company is authorized to issue 1,863,354 shares of Series A convertible preferred stock with no par value. In 2022, 248,447 shares of Series A convertible preferred stock were issued to a private equity firm for $1.61 per share. Preferred stock issuance costs for the year ending June 30, 2022 were $20,000. In addition, the private equity firm converted $1,000,000 of debt into 621,118 shares of Series A convertible preferred stock. These shares have a liquidation preference between 1.67X and 1.80X times the Series A convertible preferred stock issuance price. The holder of Series A convertible preferred stock has the option to convert the shares into shares of common stock at $1.61 per share.

 Common Stock: The Company is authorized to issue 50,000,000 shares of common stock with no par value. In 2022, the Company issued 5,372 shares, with an average share price of approximately of $1.86, to a series of individuals as a result of a Regulation CF capital raise. In 2022, the Company issued 250,000 shares, with an average share price of approximately of $2.00, to the selling company as part of acquisition of the Vooray brand. The Company has 14,072,131 shares outstanding as

of June 30, 2022. Stock issuance costs for the year ending June 30, 2022 were $81,126. At June 30, 2022, the Company has stock subscriptions receivable in conjunction with the sale of common stock of $37,087.

 Distributions: Holders of shares are entitled to receive distributions on a pro rata basis, and are payable when and if declared by the Company's Board of Directors. Such distributions are not cumulative. Series A convertible preferred stock holders receive distributions prior to common stock holders. Distributions of $70 were paid during the year ended June 30, 2022.

 Voting Rights: Holders of common stock and Series A convertible preferred stock each have the right to one vote per share.

 Warrants: During the year ended June 30, 2020, the Company issued warrants to purchase 165,060 shares of perferred stock in conjunction with a note payable to a private equity firm. The warrants were exercised November 2020. The Company valued the warrants at approximately $50,000, are reported as a debt discount to the note payable, and are amortized to interest expense over the life of the loan. The unamortized amount of the warrants at June 30, 2022 is $7,918.

During the year ended June 30, 2022, the Company issued additional warrants to purchase 187,814 shares of capital stock in conjunction with a note payable to a lender. The warrants have not been excercised as of October 25, 2022. The Company initially valued the warrants at approximately $93,907. They are reported as a debt discount to the note payable, and are amortized to interest expense over the life of the loan. The unamortized amount of the warrants at June 30, 2022 is $62,605. The amount amortized to interest expense during the year ended June 30, 2022 was $31,302.

Stock Options: During the year ended June 30, 2018, the Company adopted stock incentive plans covering an aggregate of 5,027,565 shares, of the Company's unissued common stock to be granted to employees, directors, and select contractors of the Company. During the year ended June 30, 2022, the Company granted 716,162 stock options, to officers and employees at exercise price of $2.00 per share.

Activity as to aggregate stock options outstanding is as follows:

	Number of stock options	Exercise price range per share	Weighted average exercise price
Options outstanding at June 30, 2021	4,359,935	$0.52 - $2.00	$1.08
Options granted	716,162	$2.00	$2.00
Options exercised	--	--	$--
Options canceled or expired	(1,525,353)	$1.30 - $2.00	$1.31
Options outstanding at June 30, 2022	3,550,744	$0.52 - $2.00	$1.17

The weighted average fair value of options granted during the year ended June 30, 2022 was $2. The aggregate intrinsic value of options outstanding at June 30, 2022 was $0.

The number of non-vested stock options as of June 30, 2022 included in the table above is as follows:

	Number of shares	Weighted average grant date fair value
Non-vested shares at June 30, 2021	2,295,267	$1.28
Granted	716,162	$2.00
Forfeited	(1,525,353)	$1.31
Vested	(254,711)	$1.18
Non-vested shares at June 30, 2022	1,231,365	$1.66

At June 30, 2022, the total compensation cost related to non-vested stock option awards not yet recognized totaled approximately $32,000. The weighted average period over which this amount was expected to be recognized at June 30, 2022 is 3.7 years. The weighted average remaining contractual term of options that are exercisable at June 30, 2022 is 3.2 years.

The following summarizes information about the Company's stock options outstanding at June 30, 2022:

Range of exercise prices	Number outstanding at June 30, 2022	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable at June 30, 2022
$0.52 - $0.72	1,466,500	0.3	$0.62	1,389,220
$1.30 - $1.43	1,359,986	2.7	$1.32	873,074
$2.00	724,258	4.6	$2.00	57,085

NOTE 10.   REVENUE RECOGNITION

Revenue from contracts with customers based on timing of revenue recognition consists of the following, as of June 30:

	2022
Performance obligations transferred at a point in time	$ 28,399,420
Performance obligations transferred over time	--
Less: discounts	(5,030,418)
	$ 23,369,002

NOTE 11.   INCOME TAXES

Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial and tax reporting purposes. A valuation allowance has been recorded to fully offset the deferred tax asset as it is more likely than not that the asset will not be realized. The valuation allowance increased by $327,737 during the year ended June 30, 2022.

At June 30, 2022, the Company had U.S federal and California state tax net operating loss (NOL) carryforwards of approximately $3,675,000 and $4,653,000, respectively, which begin to expire in 2040.

Significant components of the Company's deferred tax assets are shown below.

Year ended June 30,	2022
Deferred tax assets:	
Net operating loss carry-forwards	$ 1,183,000
Lease liability	251,450
Accrued vacation	50,200
Other timing differences	21,600
Total deferred tax assets	1,506,250
Deferred tax liabilities	
Depreciation and amortization on PPE and Intangibles	(97,000)
Right-of-use asset	(250,500)
Prepaid expenses	(131,000)
Total deferred tax liabilities	(478,500)
Less valuation allowance	(1,027,750)
Net deferred tax asset	$ --

A reconciliation of the expected tax computed at the U.S statutory federal income tax rate to the total provision for income taxes is as follows:

Year ended June 30,	2022
Expected federal income tax at 21%	$ (277,712)
Expected state income tax, net of federal tax benefit	(117,072)
Non-deductible expenses	16,047
PPP loan - tax exempt income	(172,000)
Valuation allowance increase	327,737
Wage expense disallowance for ERTC tax credit	223,000
Provision for income taxes	$ --

NOTE 12. RELATED PARTY TRANSACTIONS

Shareholder Note Receivable: As a result of a common stock purchase, the Company has a long- term note receivable due from a shareholder with a maturity date of January 1, 2085 or earlier. The note is secured by the shareholder's grant of security interest in shares of the Company. The note accrues annual interest at approximately 0.95% and payments of $500 are received monthly. Interest income is capitalized into the note balance. Interest income of $3,928 was recognized during the year ended June 30, 2022. Principal payments of $5,000 was received during the year ended June 30, 2022. The outstanding balance of the shareholder note receivable was $412,811 at June 30, 2022, and has been recorded as contra equity within the consolidated statements of shareholders' equity due to the relative uncertainty surrounding repayment.

Note Payable to Majority Shareholder: The Company has a payable due to a shareholder with a balance due of $113,826 at June 30, 2022. The original amount of the note was $201,040 with interest accruing at a rate of 5% per annum.

Note Payable to Shareholder: The Company has a payable due to a shareholder with a balance due of $32,506 at June 30, 2022. The original amount of the note was $50,260 with interest accruing at a rate of 5% per annum.

NOTE 13. CONCENTRATIONS

Credit Risk: The Company provides unsecured credit in the normal course of business to customers throughout the United States and in foreign markets.

Major Customers: For the year ended June 30, 2022, the Company did not have any individual customers accounting for more than 10% of sales. If the financial condition or operations of these customers deteriorates, the risks associated with selling on credit could increase substantially.

Major Suppliers: For the year ended June 30, 2022, the Company had 3 vendors that accounted for 62% of inventory purchases. At June 30, 2022, these vendors accounted for 37% of accounts payable.

Cash Concentration: The Company's cash and cash equivalents consist of cash held at financial institutions. U.S. cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times balances may exceed federally insured limits. At June 30, 2022, the Company had approximately $1,028,000 of uninsured cash. The Company has not experienced any losses in such accounts and Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

Geographic Concentration: Operations outside the United States include the subsidiary in Switzerland. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among

the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

Results of operations for the Company's Swiss subsidiary are translated from the local (functional) currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Resulting gains or losses from translating foreign currency financial statements are recorded as other comprehensive income (loss). Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than Euros are included in earnings.

As of June 30, 2022 all of the Company's inventory is located in a third-party warehouse in Tijuana, Mexico. Geographic information regarding net revenues is approximately as follows:

Year ending June 30,	2022
Approximate net revenues:	
US & Canada	$ 20,253,845
Asia-Pacific	2,187,862
Europe, Middle East, and Africa	791,222
Latin America	136,073
	$ 23,369,002

NOTE 14.   CONTINGENCIES

Commission and royalty agreements: The Company has certain commission and royalty agreements through which it has obtained rights to manufacture and market products solely for sale to various purchasers and their franchisees, primarily consisting of studio fitness locations and other retailers. Commission and royalty expense of approximately $4,708,000 related to these agreements, was included in selling, general, and administrative expenses for the year ended June 30, 2022. Product sales related to these agreements comprised approximately 50% of total net revenues for the years ended June 30, 2022. The Company may enter into other royalty and license agreements in the future as it deems necessary for conducting business.

Regulations and industry: The apparel industry is subject to laws and regulations of federal, state, and local governments. As a manufacturer of consumer products, the Company has exposure to California Proposition 65 which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All companies in California are subject to potential claims based on the content of their products sold. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time

NOTE 15.   RETIREMENT PLAN

The Company has established an employee benefit plan as provided under §401(k) of the Internal Revenue Code (the "Plan"). The Plan is open to all eligible employees as defined in the Plan documents. The Company may make matching and discretionary contributions to the Plan in such amounts as provided by the Plan provisions and determined by the shareholders. The Company made contributions of approximately $58,000 for the year ended June 30, 2022.

NOTE 16.   SUBSEQUENT EVENTS

On July 1, 2022, the Company signed an Event Sponsorship Agreement with a promoter. The agreement is for the period through February 28, 2023. The agreement includes future cash and merchandise obligation up to $30,000.

On August 23, 2022, the Company signed an amendment with a customer. The amendment supersedes any prior agreement and will continue until December 31, 2024. Annually, the Company will pay the customer a combined domestic and foreign commission of $3,250,000.